U.S. Securities and Exchange Commission

                     Washington, D.C. 20549

                          Form 10 - SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                   FOR SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                      WISDOM HOLDINGS, INC.
         (Name of Small Business Issuer in its Charter)

  Delaware                                         98 - 0219157
(State or other jurisdiction of            (IRS Employer ID Number)
 incorporation or organization)

      2 World Trade Center, Suite 1812, New York, NY 10048
       (Address of Principal Executive Offices)(Zip Code)

            Issuer's Telephone Number: (212) 775-9555

   Securities to be Registered under Section 12(b) of the Act:

Title of each class                Name of each exchange on which
   to be so registered.                    Each class is to be
                           registered

                         Not Applicable


   Securities to be registered under Section 12(g) of the Act:

                          Common Stock

                        (Title of Class)








PART I

 ITEM 1.  DESCRIPTION OF BUSINESS.

General

Wisdom Holdings, Inc. was incorporated under the laws of the State of Delaware on August 10, 1999, and is in the early developmental and promotional stages. To date Wisdom Holdings, Inc. only activities have been organizational ones, directed at developing its business plan and raising its initial capital. The Company has not commenced any commercial operations. The Company has no full-time employees and owns no real estate.

The Company's business plan is as follows:

     a)   to acquire an active Broker/Dealer in the United States;

     b) to acquire a Corporate Membership on the Stock Exchange of Hong Kong (the "Hang Seng");

     c) to become registered and licensed with the Securities and Futures Commission (SFC) of Hong Kong;

     d) to form or acquire an online brokerage firm to operate on the Hang Seng.

Other than its formation and the commencement of the development of its proposed business, the Company has not conducted any business nor generated any revenues or profits, and no assurance can be given that it will be able to do so in the future. The Company's ability to continue the development of its business is dependent upon the receipt of the proceeds of this Offering.

The Company is of the belief that there exists an opportunity in Asia generally and Hong Kong specifically, whereby the Company can capitalize on the growing popularity of the online brokerage industry, by forming or acquiring a Corporate Membership on the Stock Exchange of Hong Kong and by developing and marketing an online brokerage firm, targeted towards the Asian population whereby customers can conveniently buy and sell, through secure internet technology, securities listed in Hong Kong and the United States.

To that end, the Company intends to:

     (i) form or acquire a Corporate Membership on the Stock
Exchange of Hong Kong;

     (ii) become registered and licensed with the Securities and Futures Commission (SFC) of Hong Kong;

     (iii) develop, design, market and operate an online brokerage firm using the "Wisdom Securities" name and "Wizbroker.com" as a trademark; and

     (iv) attempt to develop "brand awareness" of such name or such other names or marks as it may develop in the future. There can be no assurance that the Company is correct in its belief that such market exists or that the "Wisdom Securities" brand name or franchise carries the cache necessary for the Company's intended operations to be commercially well received.

Although management has no experience owning or operating a Corporate Member on the Stock Exchange of Hong Kong, nor does the Company have any experience developing, designing, marketing or operating an internet brokerage firm, it intends to hire consultants and/or experienced personnel to assist it. Management hopes that the Company will generate revenues and profits from operations, although there can be no assurance that Management or the Company will generate any revenues or profits.

The Company intends to provide financial services to individual retail investors who manage their own investments and personal finances and to fee-based independent investment advisors. The Company intends that its customers will be able to access the Company's website 24 hours per day, seven days per week through a variety of delivery channels, most notably the Internet.

Management of Wisdom is of the belief that the discount brokerage industry has grown rapidly over the past decade, with the largest portion of that growth coming from the significant increase in online brokerage activity.

The Company is further of the belief that an opportunity exists in the financial services industry for an online brokerage firm that is able to provide experienced investors with the cost-
savings created by:
     (i) direct access to professional trade execution;

     (ii) access to up-to-date market information and

     (iii) the convenience of trading over the Internet.

The Company's strategy to attract a share of the online trading segment of that growing market is to:

     * target experienced investors and small to mid-sized financial institutions who typically (i) execute more transactions than other categories of investors, (ii) require access to market information, and (iii) require fast professional execution of their orders;

     * create technologically innovative solutions to satisfy client needs, including efficient order execution directly over the Internet;

     * Offer its customers a broad range of financial products and services;

     * provide a choice of diverse and integrated delivery channels to its customers, including Internet, direct dial-up and touch-tone telephone access;

     *    maintain a commitment to high-quality customer service;

     *    offer its customers highly competitive pricing;

     * build brand awareness of the "Wisdom Securities" trademark.

The Company's offices are currently located at 2 World Trade Center, Suite 1812, New York, New York 10048. The Company's telephone number is (212) 775-9555. It is expected that the Company will open executive offices in Hong Kong upon a successful completion of this Offering.


RISK FACTORS

An investment in the securities offered hereby involves a high degree of risk. The following factors, in addition to those discussed elsewhere in this Memorandum, should be considered carefully in evaluating the Company and its proposed business. An investment in the Securities is suitable only for those investors who can bear the risk of loss of their entire investment.

Development Stage Company; No Operating History; No Assurance of
Future Operations or Profitability.

The Company is a development stage company which was formed on August 10, 1999. The Company has not to date engaged in any commercial operations and has not as yet produced or developed its internet brokerage site. As discussed below, the Company's ability to commence the development of its business is dependent upon receipt of the proceeds of this Offering. In the event that the Company is able to raise sufficient funds in this Offering to commence its proposed business operations, the Company's operations will be dependent upon factors outlined herein which are both within and without the control of the Company. Further, the Company's proposed business operations will be subject to numerous risks associated with start-up enterprises generally and the online brokerage firm industry specifically.

Significant Capital Requirements, Dependence on Future
Financings.

The Company's capital requirements in connection with its development, design, marketing and operating activities will be significant. The Company is dependent upon the proceeds of future sales of its securities to investors to fund its development and marketing activities.

The Company's venture into the online brokerage industry will require substantial capital. If this capital is not available in the future, Wisdom is aware that it will not have sufficient capital to launch its Internet trading site. In this situation the Company may cease any and all current and future attempts to develop its business.
In the event that costs are higher than expected, the Company could be required to modify its operations or to seek additional financing. The Company has no current arrangements with respect to such additional financing and there can be no assurance that such additional financing will be available at all or on terms acceptable to the Company.

The Company's capital requirements will depend on many factors, including cash flow from operations and the cost of developing and producing an internet brokerage site.

Limited Marketing Experience and Capabilities; Uncertainty of
Market Acceptance.

The Company has not yet commenced its marketing activities relating to product commercialization and currently lacks the marketing experience and financial, personnel and other resources to undertake marketing and advertising activities. Demand for Wisdom's proposed Asian products will depend principally upon the demand by the Company's target market for the Internet trading site. As is typically the case with newly-introduced products, the ultimate level of demand for the Company's products is subject to a high degree of uncertainty.

Developing market acceptance for the Company's proposed products will require substantial marketing efforts and the expenditure of a significant amount of funds to inform the investing public of the perceived advantages of the Company's products. There can be no assurance that Wisdom will be able to penetrate existing markets on a widespread basis or that the marketing efforts undertaken by the Company will result in demand for, or market acceptance of, the Company's proposed products. There can be no assurance that the Company will be able to market the Company's products successfully or that its efforts will result in any significant revenues.

Uncertainty of Product and Technology Development; Technological
Factors.

The Company has not commenced development of its proposed Internet trading site, which is still in the planning stages. The Company's success will depend in part upon the ability of its Internet trading site to meet targeted performance and cost objectives, and will also depend upon its timely introduction into the marketplace.

The Company will be required to commit considerable time, effort and resources to complete development of its Internet trading site. The development of the Company's Internet trading site and technology will be subject to all of the risks inherent in the development of Internet trading sites and technology (including unanticipated delays, expenses, and difficulties, as well as the possible insufficiency of funding or adequate personnel to complete development). There can be no assurance as to when, or whether, such development efforts will be successfully completed.

In addition, there can be no assurance that the Company's Internet trading site will satisfactorily perform the functions for which it is designed, that it will meet applicable price or performance objectives or that unanticipated technical or other problems will not occur which would result in increased costs or material delays in its development. The Company will be required to devote a substantial portion of the proceeds of this Offering and its revenues, if any, to research and development efforts. Even so, there can be no assurance that these efforts will be successful.

Lack of Experience of Current Management in Operation of an Online Brokerage Firm.

Management of the Company does not have any prior experience in the design, development or operation of an online brokerage firm. It will be largely dependent on employees and consultants to render advice on developing, designing, marketing and operating its online brokerage firm. The lack of experience in developing, designing, marketing and operating an online brokerage firm could adversely affect the Company.

If and when adequate financial resources are available the Company intends to enter into agreements with a number of internet industry professionals to handle the operational control of the Company's online brokerage firm. No assurance can be given that the Company will be able to engage suitable employees and consultants and there can be no assurance that these consultants will be able to successfully develop, design, market and operate the Company's online brokerage site.

Competition; Technological Obsolescence.

All aspects of the Company's business are and will continue to be highly competitive. Wisdom will be competing in a marketplace that is well established and heavily capitalized. Most of the entities with which the Company will compete have substantially greater experience, personnel and financial resources than that of the Company.

The Internet trading industry is extremely competitive. The market for brokerage services is rapidly evolving and intensely competitive. Wisdom is of the belief that competition will continue to intensify in the future. The Company's primary competitors include companies with substantially greater financial, technological, marketing, personnel and research and development resources. These competitors also may offer a wider range of services and financial products than Wisdom and have greater name recognition and more extensive client bases.

These competitors may be able to respond more quickly to new or changing opportunities, technologies, and client requirements than the Company and may be able to undertake more extensive promotional activities, offer more attractive terms to clients, and adopt more aggressive pricing policies. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties or may consolidate to enhance their services and products. There can be no assurance that the Company will be able to compete effectively with current or future competitors or that the competitive pressures faced by the Company will not harm the Company's business.

Some of the Company's competitors have certain advantages over the Company, including:

     * longer operating histories and greater financial, technical, marketing and other resources;

     *    a wider range of services and financial products;

     *    greater name recognition and larger customer bases;

     * more extensive promotional activities, better terms and lower prices available to customers; and

     * cooperative relationships among themselves or with third parties to enhance services and products.

Increased profit levels within the securities industry over the past several years have strengthened existing competitors. Wisdom is of the belief that such success will continue to attract new competitors to the industry, such as banks, software development companies, insurance companies, providers of online financial and information services and others.

The Company believes its competition will consist of large and small brokerage firms, utilizing the Internet to transact retail brokerage business in both Hong Kong and the United States.
Among such competitors are Charles Schwab & Co., Inc., TD Waterhouse Securities, Inc., and Boom Securities (H.K.) Limited. The Company also faces competition for clients from full commission brokerage firms, including Morgan Stanley Dean Witter & Co., and Salomon Smith Barney, as well as financial institutions and mutual funds.

Uncertainty of Attaining Profitability.

Wisdom expects to incur significant operating losses for the foreseeable future as it begins to develop, design, produce, market and operate its Internet trading site. There can be no assurance that the Company will ever achieve profitability.

Risk of Market Volatility and Other Securities Industry Risks.

The Company's revenues are expected to derived primarily from securities brokerage and related services. The Company, as well as its competitors, will be directly affected by economic and political conditions, broad trends in business and finance and changes in the conditions of the securities markets, including Hong Kong and the United States, all of which are beyond the Company's control.

The securities business is also subject to various other risks, including client default on commitments (such as margin obligations), litigation, and employee's misconduct, errors and omissions. Losses associated with these risks could harm the Company's business. Several current trends are also affecting the securities industry in Hong Kong and the United States, including regulation at federal and state levels, the emergence of numerous discount brokers, increased use of technology, and a steady decrease in the commissions charged to clients of discount brokerage services.

Historically, when the stock market suffers large declines (i.e. a "bear market") the level of individual investor activity declines. A general decrease in trading activity in these markets could adversely affect the level of trading by the Company's clients. There can be no assurance that the Company will not be adversely affected by a bear market.

Over the past several years the securities markets in Hong Kong, Asia and the United States (which the Company anticipates are the principal trading markets for most of its customers) have fluctuated considerably. A downturn in either of these markets would adversely affect the Company's operating results.
Recently, the markets for technology and Internet related stocks have been especially volatile, and a significant downturn would have an even greater effect on the Company because Wisdom believes that a substantial portion of its anticipated customer base will invest in these types of stocks.

In previous major stock market declines, many firms in the securities industry suffered financial losses, and the level of individual investor trading activity decreased after these events. When trading volume is low, the Company's profitability would likely be adversely affected because a significant portion of the Company's costs will not vary with revenue. For these reasons, severe market fluctuations could have a material adverse effect on the Company's business, financial condition and operating results. Some of the Company's competitors with more diversified business lines might withstand such a downturn in the securities industry better than the Company.

Reliance on Computers; Risks Inherent in Computer Failure.

Wisdom anticipates that it will receive and process trade orders through electronic means such as the Internet, dial-up links to the Company's computer networks and touch tone telephones. Thus, the Company will depend heavily on the capacity and reliability of the electronic systems supporting this type of trading. Heavy use of the Company's systems during peak trading times or at times of unusual market volatility could cause the Company's systems to operate slowly or even to fail for periods of time.

Additionally, any significant degradation or failures of the computer systems used in the trading process (e.g., online service providers, record keeping and data processing functions performed by third parties and third party software such as Internet browsers) could cause the Company's clients to suffer delays in trading.

These occurrences are dissatisfying to public customers, some of whom may file formal complaints with the Company or industry regulatory organizations, initiate regulatory inquiries or proceedings, file lawsuits against the Company, switch brokerage firms or cease online trading altogether.

Wisdom's electronic systems will also be vulnerable to damage or interruption from human error, natural disasters, power loss, sabotage, computer viruses and similar events or the loss of support services from third parties.

As the Company's business expands, the Company also will face risks relating to the need to expand and upgrade the Company's transaction processing systems, network infrastructure and other aspects of the Company's technology. While the Company intends that its systems will be designed to accommodate additional growth without redesign or replacement, Wisdom may nevertheless need to make significant investments in additional hardware and software to accommodate growth. In addition, there can be no assurance that the Company will be able to predict accurately the timing or rate of such growth, or expand and upgrade its systems and infrastructure on a timely basis.

Additionally, the Company could lose customers and revenue if any of its software contained defects and was inoperable.

Risks Inherent in Employee Misconduct.

There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and the Company runs the risk that employee misconduct could occur. Misconduct by employees could include: binding the Company to transactions that exceed authorized limits or present unacceptable risks or hiding from the Company unauthorized or unsuccessful activities. In either case, this type of misconduct could result in unknown risks or losses. Employee misconduct could also involve the improper use of confidential information, which could result in regulatory sanctions and serious damage to Wisdom's reputation. It is not always possible to deter employee misconduct, and the precautions the Company intends to take to prevent and detect this activity may not be effective in all cases.

Securities Regulations; Compliance.

The securities industry in Hong Kong and other jurisdictions in which Wisdom intends to operate are subject to extensive regulation covering all aspects of the securities business, including:

     * registration of offices and personnel;

     * sales methods;

     * acceptance and execution of customer orders;

     * handling of customer funds and securities;

     * trading practices;

     * capital structure;

     * record keeping;

     * conduct of directors, officers and employees; and

     * supervision.

The various governmental authorities and industry self-regulatory organizations that will supervise and regulate the Company's operations generally have broad enforcement powers to censure, fine, issue cease desist orders or suspend or expel Wisdom or any of its officers or employees who violate applicable laws or regulations. The Company's ability to comply with all applicable laws and rules will be largely dependent on the Company's establishment and maintenance of compliance and reporting systems, as well as the ability to attract and retain qualified compliance personnel. The Company could be subject to disciplinary or other regulatory or legal actions in the future due to noncompliance.

Recently, various regulatory and enforcement agencies have been reviewing systems capacity, customer access, best execution practices, and other service issues as they relate to the discount and online brokerage industry. These could result in enforcement actions, new regulations, or the retroactive application of existing regulations, any of which could have a material adverse effect on the Company's business, financial condition and operating results.

In addition, Wisdom intends to use the Internet as a major distribution channel to provide products and services to its customers. Due to the increasing popularity of the Internet, it is possible that new laws and regulations may be adopted dealing with such issues as user privacy, content and pricing. Such laws and regulations might increase the Company's cost of using, or limit the Company's ability to use, the Internet as a distribution channel, which in turn could have a material adverse effect on the Company's business, financial condition and operating results.

Dependence on the Internet.

The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. Wisdom's future success will depend upon the development and maintenance of the Internet's infrastructure to cope with this increased traffic. This will require a reliable network backbone with the necessary speed, data capacity and security, and the timely development of complementary products, such as high speed modems, for providing reliable Internet access and services.

Many Internet service providers, which will provide the Wisdom's customers with access to the Internet, and other suppliers of Internet systems and components have experienced a variety of outages and other delays as a result of damage to portions of their infrastructure and other technical problems and could face similar outages and delays in the future. Such outages and delays are likely to affect the level of Internet usage and the processing of transactions on the Company's Internet trading site and are not within the Wisdom's control. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards to handle increased levels of activity or due to increased government regulation.
The adoption of new standards or government regulation may require Wisdom to incur substantial data processing development and compliance costs.

Margin; Risk of Default by Customers.

Upon completion of this Offering and upon the commencement of operations, the Company intends to permit it customers to transact business on a "margin" basis. As such, the Company will be subject to the risks inherent in extending credit to the extent that the Company permits its clients to purchase securities on a "margin" basis. Wisdom anticipates that a portion of its clients' securities activities will be transacted on a margin basis, pursuant to which credit will be extended to the client and secured by cash and securities in the client's account. These risks could be exacerbated during periods of volatile markets in which the value of the collateral held by the Company could fall below the amount borrowed by the client. If margin requirements are not sufficient to cover losses, Wisdom could be required to sell or buy securities at prevailing market prices and incur losses to satisfy client obligations.

Rapidly Changing Technology.

The Company's success will depend in large part on the Company's ability to develop and enhance its services and products. The Company intends operate in a very competitive industry in which the ability to develop and deliver advanced services through the Internet and other channels is a key competitive factor. There are significant technical risks in the development of new or enhanced services and products, including the risk that the Company will be unable to:

     *    effectively use new technologies;

     * adapt its services and products to emerging industry standards; or

     * develop, introduce and market enhanced or new services and products.

If Wisdom is unable to develop and introduce enhanced or new services and products quickly enough to respond to market or customer requirements or to comply with emerging industry standards, or if these services and products do not achieve market acceptance, the Company's business, financial condition and operating results could be materially adversely affected.

Customer Accounts; Security.

A significant barrier to Internet commerce is the secure transmission of confidential information over public networks. The Company will rely upon third party encryption and authentication technology to facilitate secure transmission of confidential information. There can be no assurance that advances in computer and cryptography capabilities or other developments will not result in a compromise of the algorithms Wisdom will use to protect customer transaction data.

Securities Litigation.

Many aspects of the securities brokerage business, including online trading services, involve substantial risks of liability. In recent years, there has been an increasing incidence of litigation involving the securities brokerage industry, including class action and other suits that generally seek substantial damages, including in some cases punitive damages. The Company is not presently party to any securities related litigation. However, any such litigation brought in the future against the Company could have a material adverse effect on the Company's business, financial condition and operating results.

Dependence on the Success of "WisdomSecurities.com".

The Company will be dependent on the success of its Internet trading site, which will in turn be dependent upon unpredictable and volatile factors both within and without the Company's control, such as consumer preferences and competing vendors. The failure of Wisdom to attract a significant client base for the Internet trading site over a long period of time would have a material adverse effect on the Company's proposed business endeavors. There is no assurance that the internet trading site will be successful or that, if successful initially, that revenues will be maintained.

Proprietary Trading.

Although the Company does not presently intend to actively engage in proprietary trading, the Company may from time to time maintain an inventory of equity securities on both a long and short basis. To the extent the Company has any long positions (i.e. own assets), a downturn in these markets could result in a decline in the value of the Company's positions resulting in losses and reduced asset values. Conversely, to the extent the Company has short positions (i.e. have sold assets the Company does not own), an upturn in those markets could expose the Company to unlimited losses as the Company attempts to cover its short position by acquiring assets in a rising market.

Intellectual Property; Trademarks.

The Company's ability to compete is dependent, to a significant degree, on the Company's proprietary technologies, ideas, know-how and other proprietary information. The Company has no patents, no trademarks and no registered copyrights. Notwithstanding the precautions Wisdom intends to take to protect its intellectual property rights, third parties may copy or otherwise obtain and use its proprietary technology without authorization or otherwise infringe upon the Company's proprietary technology. In addition, third parties may independently develop technologies and ideas similar to those of Wisdom. Policing unauthorized use of the Company's intellectual property rights and ideas may be difficult.

In addition, the laws of the countries in which Wisdom proposes to do business may afford inadequate protection of intellectual property rights. There can be no assurance that the Company's business operations will not be adversely affected if the Company is unable to protect its intellectual property rights.

The Company has no registered trademarks. The Company intends to file trademark applications with the United States Patent & Trademark Office for the name of its Internet trading site "WisdomSecurities.com" as well as for the Company's logo. The Company further intends to apply for trademarks for an additional logo. The Company is aware that the use or registration of trademarks entails the risk of claims of infringement or opposition from third parties. Although there are no pending lawsuits against the Company regarding claims of trademark infringement, there can be no assurance that third parties will not initiate such litigation against the Company or that any such litigation will be resolved in favor of the Company.

Dependence on Management; Conflicts of Interest.

The Company is dependent upon the personal efforts and abilities of Vincent Au, Chief Executive Officer, President and Director and Timothy Wong, Treasurer. The loss of the services of Mr. Au or Mr. Wong would adversely affect the business of the Company. The Company does not have any key-man insurance on the life of any officer or director.

It may be expected that Mr. Au and Mr. Wong will act in concert with respect to protection of the intellectual property rights of Wisdom. The lack of independence of Messrs. Au and Wong may have an adverse affect on stockholders.

Conflicts of Interest; Vincent Au; Avalon Partners, Inc.

Vincent Au, the Company's majority stockholder, CEO, president and director is currently employed in the same capacities by Avalon Partners, Inc. ("Avalon") an NASD Member securities broker/dealer. Additionally, Mr. Au is a shareholder of Avalon. Avalon is currently attempting to aggressively grow business in Europe and the US. If this growth is significant, Wisdom believes that Mr. Au could not cope with running both concerns, especially considering the geography. There can be no assurance that a competent replacement can be found for Mr. Au to administer Avalon and implement its aggressive expansion plan.

Although no specific measures to resolve conflicts of interest have been formulated, the officers and directors of Wisdom have a fiduciary obligation to deal fairly and in good faith with the Company. The directors are required to exercise reasonable judgment and take such steps, as they deem necessary under all of the circumstances in resolving any specific conflict of interest which may occur. There can be no assurance that the Company will employ any such measures or that conflicts of interest will be resolved in the best interest of the stockholder of the Company.

Mr. Au has advised the Company that until adequate capital is in place he intends to maintain his position with Avalon and until such time as he has found and engaged a suitable replacement for himself with that firm. Coincidentally, Mr. Au will oversee raising of funds and implementation of Wisdom's business plan as a member of the board of directors and President and Chief Executive Officer of Wisdom.

Web Site; Developing Technology.

One element of the Company's proposed on-line business strategy is to generate a high volume of traffic on, and use of, its Web Site. Therefore, the satisfactory performance, reliability and availability of the Company's Web Site, transaction processing systems and network infrastructure will be critical to the Company's reputation and its ability to attract and retain customers and maintain adequate customer service levels. The Company has not yet developed any transaction processing systems and will attempt to develop or purchase same with the proceeds of this Offering. Any substantial increase in the volume of traffic on the Company's Web Site or the number or orders placed by customers may require Wisdom to further expand and upgrade its technology, transaction-processing system and network infrastructure. There can be no assurance that the Company will be able to accurately project the rate or timing of increases in the use of its Web Site, or timely expand and upgrade its systems and infrastructure to accommodate such increase.

The Company intends to enter the on-line market through the introduction of its Web Site,
 HYPERLINK "http://www.WisdomSecurities.com"
http://www.WisdomSecurities.com
 and Wizbroker.com, in 2001. While the Company anticipates future development of this area of its business as a vehicle for sales and marketing of its products, the Company is currently inexperienced and is competing with larger and better-capitalized companies able to devote significantly greater resources to the development of their on-line services. There can be no assurance that the Company will raise a sufficient amount of capital to further develop and enhance its on-line business or that if such enhancements are made, that it will result in increased sales.

Dilution; Possible Future Dilution.

The Company's present stockholders acquired their shares of Common Stock at $.0001 per share, which is substantially below the price at which investors will pay in the future for the shares of Common Stock if and when Wisdom either attracts private capital or conducts a public offering of its securities. Investors purchasing these securities will, therefore, incur an immediate and substantial dilution of their investment insofar as it relates to the resulting net tangible book value of the Company's Common Stock. The Company may additionally sell equity securities or issue options to management in the future, which could further dilute the interest of potential investors.

No Dividends.

To date, the Company has not paid any cash dividend on its Common Stock and does not expect to declare or pay any cash or other dividends in the foreseeable future. The Company anticipates that profits from its operations, if any, will be reinvested in its business.

No Present Market for the Securities of the Company.

There is presently no public market for Wisdom's securities nor can there be any assurance that a public market will develop.

Anti-Takeover Provisions.

The Company's Articles of Incorporation permit its Directors to designate the terms of and issue shares of Preferred Stock. These provisions, might render it more difficult, and therefore discourage, an unsolicited takeover proposal such as a proxy contest or the removal of incumbent management, even if such actions would be in the best interests of the Company's stockholders.


Risks Relating to Doing Business in Hong Kong

Dependence on Acquisition of Corporate Membership; Dealing
Director.

In order to transact business on the Stock Exchange of Hong Kong (the "Hang Seng" or the "Exchange"), it is necessary for Wisdom to apply for and receive a Corporate Membership with the Hang Seng. In order to acquire a Corporate Membership or "seat" on the exchange, an applicant must contract directly with an outgoing Member for the transfer of Membership and obtain the nomination of the outgoing Member to acquire their "A" shares. Next the applicant must apply to the Securities and Futures Commission (SFC) for registration under the Securities Ordinance. If approved, the applicant must apply directly to the Hang Seng for a Corporate Membership, pay the application fees and interview with the Membership Committee. If approved, the Hang Seng Council, the highest decision-making body in the Hang Seng, will register and admit the applicant as a Member.

Although the Company is of the belief that there exists an adequate number of Memberships available for transfer, there can be no assurance that the Company is correct in such belief.
There can be no assurance that the Company will be successful in its application to become a Corporate Member of the Stock Exchange of Hong Kong or that the Company will ever acquire a seat on that exchange. Wisdom's inability to acquire a Corporate Membership will render it incapable of commencing its proposed operations.

Every Corporate Member must have at least one of its directors appointed as Dealing Director, who in turn, must be registered with the Exchange as a Dealing Director. The Dealing Director is a director of a corporation who, either alone or with others, actively participates in, or is directly responsible for the supervision of, the corporation's business of dealing in securities. The Dealing Director may not resign from his directorship of a Corporate Member without obtaining the prior written approval of the Exchange. The Dealing Director must complete the Automatic Order Matching and Execution System (AMS) training program organized by the Exchange prior to the Corporate Member utilizing same. The Dealing Director may not be an Authorized Clerk or Sales Representative of the Corporate Member.

The Dealing Director must (i) be no less than twenty-one years of age; (ii) have a minimum of five years experience in dealing in securities or have a minimum of three years experience in dealing in securities and have passed the Securities Brokers Examination or an examination approved by the Exchange unless he (a) has an appropriate post secondary qualification set out in the Fit and Proper Criteria of the Securities and Futures Commission and a minimum of three years experience in dealing in securities; or
(b) has completed an appropriate recognized industry based course or has passed an examination set out in the Fit and proper Criteria of the Securities and Future Commission and a minimum of three years experience in dealing in securities or (c) has previously been an Individual Member or a Dealing Director registered with the Exchange; (iii) be a Dealer of the Corporate Member registered under the Securities Ordinance; (iv) be a director of the Corporate Member; and (v) be of good character and integrity. The Company's inability to duly register one of its directors as a Dealing Director will materially adversely affect the Company's proposed operations.

Risks Associated with International Sales.

The Company intends to initially market its Internet trading site in Hong Kong and throughout Asia. The Company will be subject to the risks inherent in international business activities, including unexpected changes in regulatory requirements and the burdens of complying with a wide variety of laws and regulations. Moreover, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies are imposed, the Company's business could be materially adversely affected. In addition, since the Company's financial statements are stated in dollars and not all the Company's expenses are incurred in dollars, the Company is exposed to some risk due to fluctuations in currency exchange rates. The Company's operations could be adversely affected if it is unable to guard against currency fluctuations in the future.

There are certain risks inherent in doing business in international markets, particularly in the regulated brokerage industry, which could include for any particular market:

     * less developed technological infrastructures, resulting in lower customer acceptance of, or access to, electronic channels;

     * less developed automation in exchanges, depositories and national clearing systems;

     * unexpected changes in regulatory requirements, tariffs and other trade barriers;

     * difficulties in staffing and managing foreign operations;

     *    fluctuations in currency exchange rates;

     *    reduced protection for intellectual property rights;

     * seasonal reductions in business activity during the summer months; and

     *    potentially adverse tax consequences.

Any of the factors described above could have a material adverse effect on the Company's operations and consequently on the Company's business, financial condition and operating results.

The Company will be required to comply with the laws and regulations of each country in which it conducts business. Any failure to develop effective compliance and reporting systems could result in regulatory penalties in the applicable jurisdiction, which could have a material adverse effect on the Company's business, financial condition and operating results. The growth of the Internet as a means of conducting international business has raised many legal issues regarding, among other things, the circumstances in which countries or other jurisdictions have the right to regulate Internet services that may be available to their citizens from service providers located elsewhere. In many cases, there are no laws, regulations, judicial decisions or governmental interpretations that clearly resolve these issues. This uncertainty may adversely affect the Company's ability to use the Internet to expand its international operations, and creates the risk that the Company could be subject to disciplinary sanctions or other penalties for failure to comply with applicable laws or regulations.

Operations in Hong Kong.

Substantially all of Wisdom's operations will be conducted in Hong Kong, a Special Administrative Region ("HKSAR") of the People's Republic of China ("PRC"). Accordingly, the Company will be subject to special considerations and significant risks not typically associated with companies operating in North American and Western Europe. These include the risks associated with the political, economic and legal environments and foreign currency exchange, among others. The Company's results may be affected by, among other things, changes in the political and social conditions in HKSAR and the PRC and changes in government policies with respect to laws and regulations, anti-inflation measures, currency conversion and remittance abroad and rates and method of taxation. The HKSAR and the PRC governments have implemented economic reform policies in recent years, and these reforms may be refined or changed by the government at any time. It is possible that a change in the HKSAR and the PRC leadership could lead to changes in economic policy. In addition, it is anticipated that a substantial portion of the Company's revenues will be denominated in Hong Kong dollars, which are convertible into other currencies.

Insurance.

Currently, there is no insurance similar to that provided by the Securities Investor Protection Corporation ("SIPC") in the United States and the Company's customers will not be entitled to claim against the compensation fund of the Stock Exchange of Hong Kong for their funds.

Service of Process and Enforcement of Judgments.

The Company is incorporated in the State of Delaware. However, Service of process upon Mr. Vincent Au, the Company's President and Chief Executive Officer and Director, Mr. Timothy Wong, Wisdom's Treasurer and Director and Mr. Bradley A. Schuber, as well as certain future directors and officers of the Company may be difficult to obtain within the United States inasmuch as those three executives, as well as certain future directors and officers may reside in Hong Kong where the Company intends its offices to be located.

As a result, you may not be able to effect service of process upon us or these persons within the United States, or enforce against us or these persons in United States courts, judgments obtained in United States courts, including judgments relating to the federal securities laws of the United States.

The Company will appoint a United States person to act as our agent to receive service of process with respect to any action brought against us in a court of proper jurisdiction in the United States.

The Company has not engaged Hong Kong counsel to render an opinion on the ability to enforce civil liabilities under the Securities Act of 1933, and the Securities Exchange Act of 1934 (the "Exchange Act") in original actions instituted in Hong Kong. There can be no assurance that investors in this Offering will be able to successfully seek legal recourse against Wisdom, or its directors and officers residing in Hong Kong. As such, it may be difficult for investors to seek and enforce civil judgments against the Company, its directors and officers residing abroad.

Hong Kong Counsel will be retained sometime in the future to determine whether Chinese courts will enforce judgments of United
States courts based only upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state of the United States.

Reliance on Entering Favorable Clearing Firm Agreement.

Upon completion of this Offering, Wisdom intends to enter into an arrangement with a Clearing Firm in Hong Kong. In general, Clearing Firms, on a fee basis, process all securities transactions for a brokerage firm and the accounts of the brokerage firm's clients. Services of the Clearing Firm include billing and credit extension, control and receipt, custody and delivery of securities, for which the Company will pay a transaction charge. Wisdom will be dependent on the operational capacity and the ability of the Clearing Firm for the orderly processing of transactions. Moreover, as a condition of the clearing arrangement, the Company may have to indemnify and hold the Clearing Firm harmless from certain liabilities or claims, including claims arising from the transactions of the Company's clients. Whereas the Company is of the belief that there are an adequate number of potential vendors to provide this service and fulfill the Company's clearing requirements at competitive prices. Should the Company not able to enter into a clearing agreement, the Company's operations could be materially adversely affected.

Net Capital Compliance.

The Stock Exchange of Hong Kong, as well as the securities exchanges and other industry self regulatory organizations that regulate Wisdom's business have stringent rules with respect to the maintenance of specific levels of net capital by its members. Net capital is the net worth (assets minus liabilities) of a broker or dealer, less deductions for certain types of assets. Currently, under Chapter 4 of the Rules of the Stock Exchange of Hong Kong, a Corporate Member shall provide and at all times maintain in its business as a dealer registered under the Securities Ordinance a liquid capital of not less than the higher of: (i) $3,000,000 or (ii) an amount which is equal to 5% of its total liabilities. If the brokerage operations fail to maintain the required net capital, Wisdom may be subject to suspension or revocation of its licenses and/or memberships, which could ultimately lead to it being liquidated. If such net capital rules are changed or expanded, or if there is an unusually large charge against net capital, Wisdom might be required to limit or discontinue those portions of its business that require the intensive use of capital. A large operating loss or charge against net capital could adversely affect the Company's ability to expand or even maintain the Company's intended levels of business.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
OPERATIONS.

Liquidity and Capital Resources

Wisdom Holdings, Inc. remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity other than the receipt
of net cash proceeds in the amount of $      , from its inside
capitalization funds. Consequently, Wisdom Holdings, Inc.'s balance sheet for the period of August 10, 1999 (inception) through September 30, 2000, reflects current assets of $ in the form of cash, and total assets of $
The Company.

Wisdom Holdings, Inc. (the "Company"), was incorporated in the State of Delaware on August10, 1999. The Company is a development stage company which was recently organized to acquire; to acquire a Corporate Membership on the Stock Exchange of Hong Kong (the "Hang Seng" or "Exchange"); become registered and licensed with the Securities and Futures Commission (SFC) of Hong Kong and to form or acquire an online brokerage firm to operate on the Hang Seng.

To date, Wisdom has not conducted any business nor generated any revenues or profits, and no assurance can be given that it will be able to do so in the future. The Company's ability to commence the development of its business is dependent upon the receipt of the proceeds of this Offering. The Company hopes to launch its online brokerage firm in January 2001, although there can be no assurance that the Company will be successful in meeting its January 2001 launch date. Furthermore, there can be no assurance that Wisdom will be successful in its application for a Corporate Membership on the Exchange or that it will ever launch its online brokerage firm.

Wisdom is of the belief that there exists an opportunity in Asia generally and Hong Kong specifically, whereby the Company can capitalize on the growing popularity of the online brokerage industry, by forming or acquiring a Corporate Membership on the Exchange and by developing and marketing an online brokerage firm, targeted towards the Asian population. To that end, the Company intends to acquire a Corporate Membership on the Exchange, become registered and licensed with the Securities and Futures Commission (SFC) of Hong Kong and develop, design, market and operate an online brokerage firm using the "Wisdom Securities" name as a trademark.

Management hopes that the Company will generate revenues and profits from operations, although there can be no assurance that Management or the Company will generate any revenues or profits.

Industry Overview.

The securities industry has recently experienced a series of changes, led by electronic and online commerce, which has created market opportunities for the Company and other similarly situated brokerage firms. These favorable market trends include:

    -    The Emergence of Electronic and Online Commerce.

    - Internet and online services have provided organizations and individuals with innovative ways of conducting business. With the emergence of the Internet as a globally accessible, fully interactive and individually addressable communication and computing medium, companies that have traditionally conducted business in person, through the mail or over the telephone are increasingly utilizing electronic commerce. Increased use of credit cards, automated teller machines, the incidence of electronic funds transfers and online banking and bill paying has automated, simplified and reduced the costs of financial transactions for consumers, businesses and financial institutions.

Consumers have shown a growing preference for transacting certain types of business electronically, such as paying bills, buying insurance, booking airline tickets and trading securities, rather than in person or over the telephone. These transactions are being streamlined through online commerce and can now be performed directly by individuals virtually anywhere at any time. Consumers have accepted and even welcome self-directed online transactions because such transactions can be faster, less expensive and more convenient than transactions conducted through a human intermediary.

The Development of Online Brokerage Services.

In the past, individual investors could access the financial markets only through a full-commission broker, who would offer investment advice and place trades. With the deregulation of the brokerage commissions in 1975 and the resulting unbundling of brokerage services, investors began to realize that they could separate financial advisory services from securities trading. This brought about the advent of discount brokerage firms, which provide an alternative investment approach by completing trades at reduced costs.

With the emergence of electronic brokerage services, investors are being given the ability to further un-bundle the costs associated with the human interaction required by full-commission and traditional discount brokerage firms. By requiring personnel to handle each transaction, most traditional brokerage firms restrict their client's access to trading and information to the availability of the person processing the transaction. In addition, although full-commission and discount brokerage firms are able to offer electronic trading services, their continued reliance on personnel, branch offices and the associated infrastructure for a major part of their business prevents them from reducing their cost structure to the lower price points achievable through electronic trading.

At the same time, the use of the Internet as a tool for obtaining information, communicating and effecting commerce is also changing the financial services industry. The Internet provides investors with a wealth of information about investing, including stock picks, technical charts, analysis and financial corporate news. As a result, investors are more self-reliant and value conscious, are managing their own money and are increasingly reluctant to pay high fees to full-service retail brokers. This has led to significant growth in online investing and the entry into the market of electronic or online trading which has experienced phenomenal growth since the Internet "e-brokerages" were introduced in 1994.

The Growing Market for Active Traders, Active Investors and
Online Brokerage Services

The Company believes that the current regulatory environment in Hong Kong and the increased availability of information to individual investors on a real-time basis, together with advances in Internet networking and communications technologies, has created investing opportunities for active traders and active investors and market opportunities for online brokerage services.

Online trading is the fastest growing segment of the brokerage industry and is expected to grow significantly. Forrester Research, Inc. projects that the online trading industry in the United States grew from approximately 1.5 million accounts at the end of 1996 to approximately 5 million accounts at the end of 1998, and that the market will grow to 8.4 million accounts at the end of 1999 and 14.4 million accounts in 2002. Another industry report indicates that the volume of securities trades placed over the Internet increased by 34% during the fourth calendar quarter of 1998, compared to the third quarter of 1998, and that the number of online trades accounts for 25% to 30% of all individual investor stock transactions and 14% of all equity transactions. Industry experts also project that retail commissions generated by online trading will grow from approximately $268 million, or 15% of the commissions generated by discount brokerages in 1996, to as much as $2.2 billion, or 60% of the total discount brokerage commissions by 2001.

Wisdom believes that the rapid growth experienced in the United States in the online trading industry is a strong indication that a great opportunity exists in Asia, generally and Hong Kong specifically, to develop and grow the market for online trading in those markets. There can be no assurance that the Company is correct in such belief.
WisdomSecurities.com - The Company's Proposed Internet Trading
Site.

The Company is currently in the process of contracting the construction of its site on the Worldwide Web with the intent of developing an Internet trading site WisdomSecurities.com, for the purpose of advertising the Company's business and having its potential clients trade equity securities online. Through the proposed WisdomSecurities.com Internet trading site, the Company intends to provide real-time online financial brokerage services and comprehensive information about the global securities markets. The Company plans to design its WisdomSecurities.com website for use by self-directed active traders, as well as casual online investors. The Company plans to its WisdomSecurities.com website to deliver and automatically update a continuous, dynamic stream of live market data to the client's screen.

The proposed WisdomSecurities.com website will provide clients with comprehensive information on stocks, markets, indices, mutual funds, news and options in a totally live format for a fee, or a free partially time delayed format. It is intended that clients will be able to place trades, obtain quotes, order research and check account balances and portfolio valuations online or through an automated touch-tone phone system, twenty-four (24) hours a day.

In addition to Internet access, Wisdom intends to offer its customers access to the Company's products and services through the following other electronic channels:

    * Direct Dial-up Access. Customers can use their personal computers to access their brokerage accounts online by using free proprietary software provided by Wisdom to dial directly into the Company's private computer networks for real-time online brokerage services and market information.

    * Touch-tone Telephone. Wisdom's interactive investing systems will provide customers with a convenient way to obtain quotes, place orders and review certain account information using a touch-tone telephone.

Wisdom intends to provide direct dial-up access and touch-tone telephone services in Chinese, (Mandarin and Cantonese) and English.

Strategy

Wisdom believes that it must create a high level of service by using technology to provide experienced clients direct access, through various electronic media, to a trading desk which goes directly to the source and avoids the middleman to obtain the best possible execution price (i.e. a "Wall Street style trading desk"). The Company's strategy is designed to ensure that the client obtains the best possible execution price and access to relevant market information.

Wisdom believes that opportunities exist in the Asian financial services industry for a company that is able to provide
experienced investors with the overall cost-savings created by:

     (1) direct access to professional trade executions,

    (2) access to up-to-date market information, and

    (3) the convenience of trading over the Internet.

The Company's basic philosophy will be to provide its clients the best execution prices along with the most relevant market information and investment research. The Company is determined to offer its clients, regardless of the communication medium used, the simplest, most direct form of stock execution.

The Company's goal is to become the market leader in Hong Kong in the financial services industry and build market share by capitalizing on the changes occurring in the financial services industry and providing the Company's clients with specialized services for competitive, fully disclosed commission rates. The Company intends to achieve its goal by:

          * Targeting experienced investors and small to mid-sized financial institutions who typically (1) execute more trades per year than other categories of investors,
               (2) require access to market information, and
               (3) require fast execution of their orders;

    * Creating technologically innovative solutions to satisfy client needs, including efficient trading directly over the Internet; and

    * Offer its customers a broad range of financial products and services;

    * Providing a choice of diverse and integrated delivery channels to its customers, including Internet, direct dial-up and touch-tone telephone access;

    * Maintaining a commitment to high-quality customer service;

    *   Offering its customers highly competitive pricing;

    * Building brand awareness of the "WisdomSecurities" trademark.
Competition

All aspects of the Company's business are and will continue to be highly competitive. The Company will compete in a marketplace, which is well established and heavily capitalized. Most of the entities with which the Company will compete have substantially greater experience, personnel and financial resources than that of the Company.

The market for electronic brokerage services is intensely competitive, rapidly changing and has few barriers to entry. Wisdom believes that it will be able to compete on the basis of speed and accuracy of order execution, processing and confirmation, quality of client service, ease of use, amount and timeliness of information provided, price and reliability of the Company's trading system. There can be no assurance that the Company is correct in such belief.

Wisdom believes its competition will consist of large and small brokerage firms, utilizing the Internet to transact retail brokerage business in Hong Kong and the United States. Among such competitors are Charles Schwab & Co., Inc., TD Waterhouse Securities, Inc. and Boom Securities (H.K.) Limited. The Company also faces competition for clients from full commission brokerage firms, including Morgan Stanley Dean Witter & Co. and Salomon Smith Barney, as well as financial institutions and mutual funds, some of which provide electronic brokerage services.

The Company believes that it will compete vigorously with other discount brokerage firms and online-only financial services providers with respect to commission charges.
Full-commission brokerage firms also offer discounted commissions to selected retail brokerage customers. In addition, some of the Company's competitors in both the full-commission and discount brokerage industries have substantially increased their spending on advertising and direct solicitation of customers.

Competition in the online trading business has become similarly intense as recent expansion and customer acceptance of conducting financial transactions online has attracted new brokerage firms to the market. Price competition continues to intensify in online investing as traditional brokerage firms have entered the market and existing competitors have aggressively sought to gain market share.

All of the Company's competitors have significantly greater financial, technical, marketing and other resources. Wisdom's competitors may also offer a wider range of services and financial products and have greater name recognition and more extensive client bases.

There can be no assurance that Wisdom will be able to compete effectively with current or future competitors or that the Company's business prospects may be materially, adversely affected.

Intellectual Property Rights.

The Company intends to file for trademark registration with the United States Patent and Trademark Office for the Wisdom Securities name. Although the Company is not aware of any challenges to its right to use this trademark, the Company cannot give assurance that a trademark registration will be granted or, if granted, that the use of this mark would be upheld if challenged.

Sales and Marketing.

Upon completion of this Offering, Wisdom will commence marketing efforts to increase its presence and name brand recognition to attract new clients. Most of the Company's marketing efforts will be effected on-line and will be directed at internet users in Hong Kong and throughout Asia. The Company also hopes to develop and expand its market share
through   advertising on the Company's web site and other web
sites and establishing a public relations program. From time to time, the Company may choose to increase spending on advertising to target specific groups of investors or to decrease advertising expenditures in response to market conditions.

Web Site.

In 2001, Wisdom intends to introduce its internet web site (http://www.WisdomSecurities.com) for the purpose of launching its Internet trading site, and increasing awareness to the investing public. Wisdom intends to further develop its Web Site to include updates on the global financial markets as well as other information, which would be of interest to potential clients and advertisers. The Company anticipates the development of additional or linked Web Sites geared towards areas of interest of the Company's client base.

The Web Site exposes Wisdom to individual consumers through the convenience of on-line browsing 24 hours per day. It intends to take advantage of this potential consumer base through the enhancement of its search and retrieval interface and improved displays. The potential for growth via marketing, sales and distribution on the Internet is great and Wisdom may be in a position to fully realize the benefits of on-line marketing and sales.

Legal Proceedings.

The Company is not presently a party to any legal proceeding, nor to the knowledge of management, is any litigation threatened against the Company, which may materially affect the Company.


ITEM 3.  DESCRIPTION OF PROPERTY.

 Wisdom Holdings, Inc. does not currently maintain an office or any other facilities. It does currently maintain a mailing address at 2 World Trade Center, suite 1812, New York, NY 10048 the address of its President. Wisdom Holdings, Inc. pays no rent for the use of this mailing address. The telephone number is (212) 775-9555. It pays no rent and owns no real estate.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT.

The following table sets forth, as of the date of this registration statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding common stock of Wisdom Holdings, Inc.. Also included are the shares held by all executive officers and directors as a group.

                              Number of              Percentage of
Name and Address              Shares Owned           Class Owned
Vincent Au                    10,000,000               91.31

Timothy Wong (3)                 500,000                4.57

Leonard J. Corwin                150,000                1.37

All officers and              10,650,000               97.25
Directors as a group


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS.


The names, ages and positions of the Company's executive officers and directors are as follows:

    Name                Age            Position with the Company

    Vincent Au          30              Chief Executive Officer,
                                        Chairman of the Board of Directors,
                                        President  and Director

    Timothy K. Wong     32              Secretary/Treasurer
                                        Director

    Leonard J.
    Corwin, M.D.        74              Director

Vincent Au, has been the President, Chairman of the Board of Directors, Chief Executive Officer and Director of the Company since its inception in August, 1999. He has been a registered representative in the Securities industry since October, 1989. He is currently Managing Director of Avalon Partners, Inc., with offices in New York and Germany and holds his principals license in that capacity. Mr. Au was associated with D.H. Blair & Co., New York, NY where he participated in Raising over 100 million dollars in Initial Public Offerings (IPOs). He served as Vice-President of both Gruntal & Co. and Josephthal, Lyon and Ross, both of New York City. As an associate at D. Blech & CO. he assisted investment bankers in raising some 300 million dollars for emerging biotechnology and pharmaceutical companies through private placements and Initial Public Offerings. Mr. Au graduated with a BA degree from New York University. He was born in Hong Kong and spent a large part of his formative years there. He is fluent in Cantonese Chinese.

Timothy Wong, has been the Chief Financial Officer, Secretary and Treasurer and a Director of the Company since inception in August, 1999. From April 1999 to present, Mr. Wong has been Tax Attorney at Internatinal Business Machine Corp.(IBM).
From September 1995 to April 1999, Mr. Wong was a Senior Tax Consultant for Deloitte & Touche. Mr. Wong is a New York State Certified Public Accountant. Mr. Wong is admitted to practice law before the state bars in New York and New Jersey. Mr. Wong received his B.S. in Accounting from Bernard M. Baruch College in 1990. He received his Juris Doctor degree from St. John's University School of Law in 1995. Mr. Wong spent much of his youth living in Hong Kong and is familiar with the cultural nuances essential for doing business there, as well as throughout Asia. He is fluent in Cantonese Chinese.

Leonard J. Corwin, M.D. Graduated with a BS degree in Biology from Rutgers University, New Brunswick, NJ in 1947, where he was Phi Beta Kappa and elected to Beta Iota Lamda Honorary Biologic Society. He also received the Cooper Prize in Logic. Dr. Corwin graduated from George Washington University, Washington, DC with the degree of Doctor of Medicine. While there he was elected to the Kane-King Society (Honorary Obstetrical Society) and Smith-Reed-Russell (Honorary Medical Society). He then went on to study obstetrics, serving his residency at the University of Chicago, Chicago Lying-In Hospital and Albert Einstein College of Medicine, Bronx Municipal Hospital, New York, NY and United States Naval Hospital, St. Albans, NY.

Dr. Corwin spent five years in the US Naval Reserve and attained the rank of Lieutenant Commander.

He is a fellow of the American College of Obstetrics and Gynecologists. Dr. Corwin served as the Vice-Chairman, Department of Obstetrics and Gynecology, Overlook Hospital, Summit, NJ from 1982 to 1984 and served as Chairman of that department from 1984 through 1986. He is the author and co-author of many medical publications and has served for many years as a Consultant, Medical Expert Advisory Panel, Board of Medical Examiners, State of New Jersey.

The Board is currently comprised of five Directors. All directors of the Company hold office until the next annual meeting of stockholders and the election and qualification of their successors. Directors of the Company will receive no cash compensation for serving on the Board of Directors. Officers are elected annually by the Board of Directors and serve at the discretion of the Board.

The directors named above will serve until the first annual meeting of Wisdom Holdings, Inc.'s stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of Wisdom Holdings, Inc. and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

Indemnification of Officers and Directors.

As permitted by Delaware law, Wisdom Holdings, Inc.'s Articles of Incorporation provide that Wisdom Holdings, Inc. will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Wisdom Holdings, Inc.

Pursuant to the foregoing provisions, Wisdom Holdings, Inc.
has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability.

Pursuant to the Delaware Business Corporation Act, Wisdom Holdings, Inc.'s Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of
Section 7-106-401 of the Delaware Business Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right that a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

Conflicts of Interest.

The officers and directors of Wisdom Holdings, Inc. will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of Wisdom Holdings, Inc.'s business conflict with the demands of their other business and investment activities. Such conflicts may require that Wisdom Holdings, Inc. attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to Wisdom Holdings, Inc.

There is no procedure in place that would allow the directors and officers to resolve potential conflicts in an arms-length fashion. Accordingly, they will be required to use their discretion to resolve them in a manner that they consider appropriate.


ITEM 6.  EXECUTIVE COMPENSATION.

At inception of Wisdom Holdings, Inc., Vincent Au received 10,000,000 shares of Common Stock valued at 0.0001 per share in consideration of pre-incorporation services rendered and monies expended to Wisdom Holdings, Inc. These services related to investigating and developing Wisdom Holdings, Inc.'s business plan and capital structure, the capital outlay concerned with the completion of the incorporation and organization.
No officer or director has received any other remuneration. Although there is no current plan in existence, it is possible that Wisdom Holdings, Inc. will adopt a plan to pay or accrue compensation to its sole officer and director for services related to seeking business opportunities and completing a merger or acquisition transaction. See "Certain Relationships and Related Transactions." Wisdom Holdings, Inc. has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Prior to the date of this registration statement, Wisdom Holdings, Inc. issued to its Officers and Directors, and to other shareholders, a total of 10,950,000 shares of Common Stock for a total of $10,950 in cash and services. Certificates evidencing the Common Stock issued by Wisdom Holdings, Inc. to these persons have all been stamped with a restrictive legend, and are subject to stop transfer orders. For additional information concerning restrictions that are imposed upon the securities held by current stockholders, and the responsibilities of such stockholders to comply with federal securities laws in the disposition of such common stock.

No officer, director, promoter, or affiliate of Wisdom
Holdings, Inc. has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by Wisdom Holdings, Inc. through security holdings, contracts, options, or otherwise.

Wisdom Holdings, Inc. has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, Wisdom Holdings, Inc. is unable to predict whether or in what amount such a stock issuance might be made.

Although there is no current plan in existence, it is possible that Wisdom Holdings, Inc. will adopt a plan to pay or accrue compensation to its sole Officer and Director for services related to seeking business opportunities and completing a merger or acquisition transaction.

Wisdom Holdings, Inc. maintains a mailing address at the office of its President, but otherwise does not maintain an office. As a result, it pays no rent and incurs no expenses for maintenance of an office and does not anticipate paying rent or incurring office expenses in the future. It is likely that Wisdom Holdings, Inc. will establish and maintain an office after completion of a business combination.

Although management has no current plans to cause Wisdom Holdings, Inc. to do so, it is possible that Wisdom Holdings, Inc. may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by Wisdom Holdings, Inc.'s current stockholders to the acquisition candidate or its principals or to other individuals or business entities, or requiring some other form of payment to Wisdom Holdings, Inc.'s current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by Wisdom Holdings, Inc.'s current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving Wisdom Holdings, Inc. would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.


ITEM 8.  DESCRIPTION OF SECURITIES.

Common Stock

Wisdom Holdings, Inc.'s Articles of Incorporation authorize the issuance of 37,500,000 shares of Common Stock with a par value of $.0001. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds: and, in the event of liquidation, dissolution or winding up of the affairs of Wisdom Holdings, Inc. In the event that any of the aforementioned situations occur holders of common stock are entitled to receive, ratably, the net assets of Wisdom Holdings, Inc. available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of Wisdom Holdings, Inc.'s Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Preferred Stock

Wisdom Holdings, Inc.'s Articles of Incorporation authorize the issuance of 10,000,000 shares of preferred stock. The Board of Directors of Wisdom Holdings, Inc. is authorized to issue the preferred stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each series, and to allow for the conversion of preferred stock into Common Stock. No preferred stock has been issued by Wisdom Holdings, Inc. Wisdom Holdings, Inc. anticipates that preferred stock may be utilized in making acquisitions.

Transfer Agent

Wisdom Holdings, Inc. is currently serving as its own transfer agent, and plans to continue to serve in that capacity until such time as management believes it is necessary or appropriate to employ an independent transfer agent in order to facilitate the creation of a public trading market for Wisdom Holdings, Inc.'s securities. Since Wisdom Holdings, Inc. does not currently expect any public market to develop for its securities until after it has completed a business combination, it does not currently anticipate that it will seek to employ an independent transfer agent until it has completed such a transaction.

Reports to Stockholders

Wisdom Holdings, Inc. plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event Wisdom Holdings, Inc. enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, Wisdom Holdings, Inc. may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. Wisdom Holdings, Inc. intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.


PART II

ITEM 1.  MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER SHAREHOLDER MATTERS.

No public trading market exists for Wisdom Holdings, Inc.'s securities and all of its outstanding securities are restricted securities as defined in Rule 144. There were 5 shareholders of record of Wisdom Holdings, Inc.'s common stock on September 30, 2000. No dividends have been paid to date and Wisdom Holdings, Inc.'s Board of Directors does not anticipate paying dividends in the foreseeable future.


ITEM 2.  LEGAL PROCEEDINGS.

Wisdom Holdings, Inc. is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of Wisdom Holdings, Inc. and no owner of record or beneficial owner of more than 5.0% of the securities of Wisdom Holdings, Inc., or any associate of any such director, officer or security holder is a party adverse to Wisdom Holdings, Inc. or has a material interest adverse to Wisdom Holdings, Inc. in reference to pending litigation.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Not applicable.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

Since August 11, 1999 (inception) Wisdom Holdings, Inc. has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:

                                                          Aggregate
Name          Date of Sale Shares      Price per Share    Purchase

Vincent Au    08/11/99     10,000,000  .0001              1,000

Tim Wong      08/11/99        500,000  .0001              50

Leonard J.
Corwin        08/11/99        150,000  .0001              15

Michael
Ferrence      08/11/99        100,000  .0001              10

Sandringham Investments
Limited       08/11/99        200,000  .0001              20

* Consideration consisted of pre-incorporation consulting services rendered to the Registrant related to investigating and developing the Registrant's proposed business plan and capital structure and completing the organization and incorporation of the Registrant, including the costs of incorporation.

Each of the sales listed above was made for cash or services. All of the listed sales were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933. Based upon Purchaser Subscription forms completed by each of the subscribers and the pre-existing relationships between the subscribers and Wisdom Holdings, Inc.'s officers and directors. Wisdom Holdings, Inc. had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers:

(1) were purchasing for investment and not with a view to distribution, and

(2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions.

The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in Wisdom Holdings, Inc.'s transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Articles of Incorporation and the Bylaws of Wisdom Holdings, Inc., filed as Exhibits 3.1 and 3.2, respectively, provide that Wisdom Holdings, Inc. will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in Wisdom Holdings, Inc.'s best interest and is a party by reason of her status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.


FINANCIAL STATEMENTS

Audited Financial Statements, including a report of an Independent auditor, follow.



















                     WISDOM HOLDINGS, INC.

                 (A Development Stage Company)

                       FINANCIAL REPORT


     For the Period January 1, 2000 to September 30, 2000






























                     WISDOM HOLDINGS, INC.

                 (A Development Stage Company)

                       FINANCIAL REPORT





CONTENTS                                  PAGE

Independent Accountant's report           39

Balance sheet as of September 30, 2000    40

Statement of operations and retained
earnings for the period
January 1, 2000 to September 30, 2000     41

Statement of cash flows for the period
January 1, 2000 to September 30, 2000     42

Notes to financial statements             43





















               REPORT OF INDEPENDENT ACCOUNTANT


                    The Board of Directors
Wisdom Holdings, Inc.


We have audited the accompanying balance sheet of Wisdom Holdings, Inc. as of September 30, 2000 and the related statements of operations and retained earnings, stockholders' equity and cash flows for the period January 1, 2000 to September 30, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wisdom Holdings, Inc. as of September 30, 2000 and the results of its operations and cash flows for the period January 1, 2000 to September 30, 2000 in conformity with generally accepted accounting principles.



Melville, New York
November 8, 2000





                     WISDOM HOLDINGS, INC.
                 (A DEVELOPMENT STAGE COMPANY)

                         BALANCE SHEET

                   AS OF SEPTEMBER 30, 2000


                                  ASSETS


                 Total assets                             $0



                    LIABILITIES AND STOCKHOLDERS'
                               EQUITY


       LIABILITIES:
         State and local corporation and
         franchise tax payable                           455
         Loans payable - stockholders                 13,802

                 Total liabilities                    14,257

       STOCKHOLDERS' EQUITY:
         Common stock, par value $.0001 per
            share; Authorized, 37,500,000
       shares
            Issued and outstanding,                    1,095
       10,952,000 shares
         Capital in excess of par value
                                                       1,015
         Retained earnings (deficit)                 (16,367)


                 Total stockholders' equity          (14,257)

                 Total liabilities and
       stockholders' equity                               0












        See accompanying notes to financial statements
                     WISDOM HOLDINGS, INC.
                 (A DEVELOPMENT STAGE COMPANY)

         STATEMENT OF OPERATIONS AND RETAINED EARNINGS

     FOR THE PERIOD JANUARY 1, 2000 TO SEPTEMBER 30, 2000


            Revenue                             $0

            Operating expenses:
              Professional fees                 $13,750
              Outside services
                                                  1,029
              Filing fees
                                                     50
              Bank fees
                                                    159
              State and Local corporation
            and franchise taxes                     455

            Total operating expenses
                                                 15,443

            Net loss                           $(15,443)

            Retained earnings(deficit),
            beginning                              (924)

            Retained earnings(deficit),
            ending                             $(16,367)






















        See accompanying notes to financial statements
                     WISDOM HOLDINGS, INC.
                 (A DEVELOPMENT STAGE COMPANY)

                    STATEMENT OF CASH FLOWS

     FOR THE PERIOD JANUARY 1, 2000 TO SEPTEMBER 30, 2000




        CASH FLOWS FROM OPERATING ACTIVITIES:
          Net income (loss)                               $(15,443)
          Adjustments to reconcile net income (loss) to
        net cash used
             in operating activities:
           (Decrease) in deferred offering costs
                                                            13,000

        NET CASH USED IN OPERATING ACTIVITIES
                                                            (2,443)

        CASH FLOWS FROM FINANCING ACTIVITIES:
          Increase in stockholder loans
                                                             2,312
          Net cash from financing activities
                                                             2,312

          Decrease in cash                                    (131)

          Cash, beginning of period
                                                               131

          Cash, end of period                             $      0



















        See accompanying notes to financial statements
                     WISDOM HOLDINGS, INC.
                 (A DEVELOPMENT STAGE COMPANY)

                 NOTES TO FINANCIAL STATEMENTS

 FOR THE PERIOD AUGUST 10, 1999 (DATE OF INCEPTION) to August 18, 1999


Note 1-   NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING
POLICIES:

          Organization:
          The Company was incorporated in the State of Delaware on August 10, 1999. It has not yet conducted any business operations.

          Purpose:
          The Company intends to engage in the Internet discount brokerage business and operate in Hong Kong. The Company is of the belief that there exists an opportunity in Hong Kong whereby the Company can capitalize on the growing popularity of online trading. To date the Company has not conducted any business nor opened an office in Hong Kong.

Note 2-   OFFERING OF SHARES:
          In August 1999, the Company offered for sale to the public in a private offering memorandum, a minimum of 12 units, and a maximum of 140 units, each unit consisting of (i) 50,000 shares of common stock; and
          (ii) 25,000 common stock purchase warrants, at a price of$250,000 per unit. During the offering period, none of the units were sold.

          Had the offering been successful, the Company planned to use the proceeds to commence its planned operating activities.

Note 3-   VALUATION OF SHARES ISSUED:
          On August 10, 1999, the Company issued 10,000,000 shares to the Company's founder for a consideration of $2,110.
PART III

Item 1 - Index to Exhibits

     Exhibit #      Exhibit Description           Page

     3.1            Articles of Incorporation       44

     3.2            Bylaws                          47

      27            Financial Data Shedule


Signatures

In accordance with Section 12 of the Securities and Exchange
Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Wisdom Holdings, Inc.
(Registrant)

Date:     December 15, 2000

By: /S/ Timothy K. Wong
     Timothy K. Wong, President, Secretary and Treasurer.

























                          EXHIBIT 3.1




                   ARTICLES OF INCORPORATION
                             AMENDED

                   ARTICLES OF INCORPORATION

                              OF

                     WISDOM HOLDINGS, INC.

**************************************************************

     The undersigned, acting as Secretary, pursuant to the provisions of the laws of the State of Delaware relating to private corporations, hereby adopts the following Amended Articles of Incorporation:

          ARTICLE ONE.  (NAME)

The name of the corporation  is:  WISDOM HOLDINGS, INC.

          ARTICLE TWO.  (RESIDENT AGENT)     The initial agent
for service of process is Agents for Delaware Corporations, Inc., Loockerman Street, Dover, County of Kent, 19904.

          ARTICLE THREE.  (PURPOSES)      The purposes for
which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Delaware or of the United States of America, and without limiting the generality of the foregoing, specifically:-

               I.   (OMNIBUS).     To have to exercise all the
                    powers now or hereafter conferred by the laws of the State of Delaware upon corporations organized pursuant to the laws under which the corporation is organized and any and all acts amendatory thereof and supplemental thereto.

               II.  (CARRYING ON BUSINESS OUTSIDE STATE).
                    To conduct and carry on its business or
                    any branch thereof in any state or
                    territory of the United States or in any foreign country in conformity with the laws of such state, territory, or foreign country, and to have and maintain in any state, territory, or foreign country a business office, plant, store or other facility.

               III. (PURPOSES TO BE CONSTRUED AS POWERS).
                    The purposes `specified herein shall be
                    construed both as purposes and powers and shall be in no wise limited or restricted by reference to, or inference from, the terms of any other clause in this or any other article, but the purposes and powers specified in each of the clauses herein shall be regarded as independent purposes and powers, and the enumeration of specific purposes and powers shall not be construed to limit or restrict in any manner the meaning of general terms or of the general powers of the corporation; nor shall the expression of one thing be deemed to exclude another, although it be of like nature not expressed.

          ARTICLE FOUR.   (CAPITAL STOCK)    The corporation
     shall have authority to issue THIRTY-SEVEN MILLION, FIVE HUNDRED THOUSAND (37,500,000) shares of stock, par value $0.0001 per share for a total capitalization of THREE THOUSAND, SEVEN HUNDRED AND FIFTY DOLLARS ($3,750).

     All capital stock when issued shall be fully paid and non-assessable. No holder of shares of capital stock of the corporation shall be entitled as such to any pre-emptive or preferential rights to subscribe to any un-issued stock, or any other securities that the corporation may now or hereafter be authorized to issue.

     The corporation's capital stock may be issued and sold from time to time for such consideration as may be fixed by the Board of Directors, provided that the consideration so fixed is not less than par value.

     Holders of the corporation's Common Stock shall not possess cumulative voting rights at any shareholders meetings called for the purpose of electing a Board of Directors or on other matters brought before stockholders meetings, whether they be annual or special.

          ARTICLE FIVE.  (DIRECTORS).   The affairs of the
corporation shall be governed by a Board of Directors of not more than fifteen (15) nor less than one (1) person. The name and address of the Board of Directors is:

          NAME                  ADDRESS

          Vincent Au            2 World Trade Center #1812
                                NY,NY 10048

          Timothy Wong          66-15 52nd Ave.
                                Maspeth, NY  11378


          Leonard J. Corwin     90 Milburn Ave.
                                Milburn, NJ 07041


               ARTICLE SIX.   (ASSESSMENT OF STOCK).  The
capital stock of the corporation, after the amount of the subscription price or par value has been paid in, shall not be subject to pay debts of the corporation, and no paid up stock and no stock issued as fully paid up shall ever be assessable or assessed.

               ARTICLE SEVEN.  (INCORPORATOR).    The name and
address of the incorporator of the corporation is as follows:

          NAME                     ADDRESS

          Bruce B. Hubbard         15 Lookerman Street
                                   Dover, Delaware 19904

               ARTICLE EIGHT. (PERIOD OF EXISTENCE). The period of existence of the Corporation shall be perpetual.

               ARTICLE NINE. (BY-LAWS) The initial By-laws of the corporation shall be adopted by its Board of Directors. The power to alter, amend, or repeal the By-laws, or to adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

               ARTICLE TEN.  (STOCKHOLDERS' MEETINGS).
Meetings of stockholders shall be held at such place within or without the State of Delaware as may be provided by the By-laws of the corporation. Special meetings of the stockholders may be called by the President or any other executive officer of the corporation, the Board of Directors, or any member thereof, or by the record holder or holders of at least ten percent (10%) of all shares entitled to vote at the meeting. Any action otherwise required to be taken at a meeting of the stockholders, except election of directors, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by stockholders having at least a majority of the voting power.

               ARTICLE ELEVEN. (CONTRACTS OF CORPORATION) No contract or other transaction between the corporation and any other corporation, whether or not a majority of the shares of the capital stock of such other corporation is owned by this corporation, and no act of this corporation shall be any way be affected or invalidated by the fact that any of the directors of this corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of this corporation, individually, or any firm of which such director may be a member, may be a party to, or may be pecuniarily or otherwise interested in any contract or transaction of the corporation; provided, however, that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors of this corporation, or a majority thereof; and any director of this corporation who is also a director or officer of such other corporation, or who is so interested, may e counted in determining the existence of a quorum at any meeting of the Board of Directors of this corporation that shall authorize such contract or transaction, and may vote thereat to authorize such contract or transaction, with like force and effect as if he were no such director or officer of such other corporation or not so interested.

               ARTICLE TWELVE.  (LIABILITY OF DIRECTORS AND
OFFICERS)    No director or officer shall have any personal
liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this Article Twelve shall not eliminate or limit the liability of a director or officer for (I) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of the Delaware Revised Statutes.

               IN WITNESS WHEREOF.  The undersigned
incorporator has hereunto affixed his/her signature at Reno, Delaware this 13th day of December, 2000.


                                        s/s Bruce B. Hubbard
                                             Bruce B. Hubbard








                          EXHIBIT 3.2






                            BYLAWS
                               OF
                     WISDOM HOLDINGS, INC.

                            BYLAWS
                              OF
                     WISDOM HOLDINGS, INC.

                  CONTENTS OF INITIAL BYLAWS


ARTICLE                                          PAGE

1.00 CORPORATE CHARTER AND BYLAWS
1.01 Corporate Charter Provisions                4
1.02 Registered Agent or Office Requirement
     of Filing Changes with Secretary of State   4
1.03 Initial Business Office                     4
1.04 Amendment of  Bylaws                        4

2.00 DIRECTORS AND DIRECTORS  MEETINGS
2.01 Action Without Meeting                      5
2.02 Telephone Meetings                          5
2.03 Place of Meetings                           5
2.04 Regular Meetings                            5
2.05 Call of Special Meeting                     5
2.06 Quorum                                      6
2.07 Adjournment Notice of Adjourned Meetings    6
2.08 Conduct  of Meetings                        6
2.09 Powers  of the  Board of Directors          6
2.10 Board Committees Authority to Appoint       7
2.11 Transactions with Interested Directors      7
2.12 Number  of Directors                        7
2.13 Term of Office                              7
2.14 Removal of Directors                        8
2.15 Vacancies                                   8
2.15(a)Declaration of Vacancy                    8
2.15(b)Filling Vacancies by Directors            8
2.15(c)Filling Vacancies by Shareholders         8
2.16 Compensation                                9
2.17 Indemnification of Directors and Officers   9
2.18 Insuring  Directors, Officers,
     and Employees                               9

3.00 SHAREHOLDERS>  MEETINGS
3.01 Action Without Meeting                      9
3.02 Telephone Meetings                          10
3.03 Place of Meetings                           10
3.04 Notice of Meetings                          10
3.04 Voting List                                 10
3.05 Votes per Share                             11
3.07 Cumulative Voting                           11
3.08 Proxies                                     11
3.09 Quorum                                      12
3.09(a)Quorum of Shareholders                    12
3.09(b)Adjourn for Lack or Loss of Quorum        12
3.10 Voting  by Voice or Ballot                  12
3.11 Conduct of Meetings                         12
3.12 Annual Meetings                             12
3.13 Failure to Hold Annual Meeting              13
3.14 Special Meetings                            13
4.00 OFFICERS
4.01 Title and Appointment                       13
4.01(a)Chairman                                  13
4.01(b)President                                 14
4.01(c)Vice President                            14
4.01(d)Secretary                                 14
4.01(e)Treasurer                                 15
4.01(f)Assistant Secretary or
       Assistant Treasurer                       15
4.02 Removal and Resignation                     15
4.03 Vacancies                                   16
4.04 Compensation                                16

5.00 AUTHORITY TO EXECUTE INSTRUMENTS
5.01 No Authority Absent Specific Authorization  16
5.02 Execution of Certain Instruments            16

6.00 ISSUANCE AND TRANSFER OF SHARES
6.01 Classes  and  Series of Shares              17
6.02 Certificates for Fully Paid Shares          17
6.03 Consideration for Shares                    17
6.04 Replacement of Certificates                 17
6.05 Signing Certificates Facsimile Signatures   18
6.06 Transfer Agents  and Registrars             18
6.07 Conditions of Transfer                      18
6.08 Reasonable Doubts as to Right to Transfer   18

7.00 CORPORATE RECORDS AND ADMINISTRATION
7.01 Minutes of Corporate Meetings               18
7.02 Share Register                              19
7.03 Corporate Seal                              19
7.04 Books of Account                            19
7.05 Inspection of Corporate Records             20
7.06 Fiscal Year                                 20
7.07 Waiver of Notice                            20

8.00 ADOPTION OF  INITIAL BYLAWS                 20



           ARTICLE ONE-CORPORATE CHARTER AND BYLAWS

1.01 CORPORATE CHARTER PROVISIONS
     The Corporation's Charter authorizes thirty-seven million, five hundred thousand (37,500,000) shares of common stock (par value $ .0001) to be issued. The officers and transfer agents issuing shares of the Corporation shall ensure that the total number of shares outstanding at any given time does not exceed this number. Such officers and agents shall advise the Board at least annually of the authorized shares remaining available to be issued. No shares shall be issued for less than the par value stated in the Charter. Each Charter provision shall be observed until amended by Restated Articles or Articles of Amendment duly filed with the Secretary of State.

1.02 REGISTERED AGENT AND OFFICE-REQUIREMENT OF FILING CHANGES WITH SECRETARY OF STATE
     The address of the Registered Office provided in the Articles of Incorporation, as duly filed with the Secretary of State for the State of Delaware, is: 15 Lookerman Street, Dover, Delaware 19904.
     The name of the Registered Agent of the Corporation at such address, as set forth in its Articles of Incorporation, is: Agents for Delaware Corporations, Inc.
     The Registered Agent or Office may be changed by filing a Statement of Change of Registered Agent or Office or Both with the Secretary of State, and not otherwise. Such filing shall be made promptly with each change. Arrangements for each change in Registered Agent or Office shall ensure that the Corporation is not exposed to the possibility of a default judgment. Each successive Registered Agent shall be of reliable character and well informed of the necessity of immediately furnishing the papers of any lawsuit against the Corporation to its attorneys.

1.03 INITIAL BUSINESS OFFICE
     The address of the initial principal business office of the Corporation is hereby established as: 404 Scott Point Drive, Salt Spring Island, BC V8K 2R2 Canada.
     The Corporation may have additional business offices within the State of Colorado and where it may be duly qualified to do business outside of Colorado, as the Board of Directors may from time to time designate or the business of the Corporation may require.


1.04 AMENDMENT OF BYLAWS
     The Shareholders or Board of Directors, subject to any limits imposed by the Shareholders, may amend or repeal these Bylaws and adopt new Bylaws. All amendments shall be upon advice of counsel as to legality, except in emergency. Bylaw changes shall take effect upon adoption unless otherwise specified. Notice of Bylaws changes shall be given in or before notice given of the first Shareholders' meeting following their adoption.
         ARTICLE TWO-DIRECTORS AND DIRECTORS' MEETINGS

2.01 ACTION BY CONSENT OF BOARD WITHOUT MEETING
     Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, and shall have the same force and effect as a unanimous vote of Directors, if all members of the Board consent in writing to the action. Such consent may be given individually or collectively.

2.02 TELEPHONE MEETINGS
     Subject to the notice provisions required by these Bylaws and by the Business Corporation Act, Directors may participate in and hold a meeting by means of conference call or similar communication by which all persons participating can hear each other. Participation in such a meeting shall constitute presence in person at such meeting, except participation for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

2.03 PLACE OF MEETINGS
     Meetings of the Board of Directors shall be held at the business office of the Corporation or at such other place within or without the State of Nevada as may be designated by the Board.

2.04 REGULAR MEETINGS
     Regular meetings of the Board of Directors shall be held, without call or notice, immediately following each annual
Shareholders' meeting, and at such other regularly repeating times as the Directors may determine.

2.05 CALL OF SPECIAL MEETING
     Special meetings of the Board of Directors for any purpose may be called at any time by the President or, if the President is absent or unable or refuses to act, by any Vice President or any two Directors. Written notices of the special meetings, stating the time and place of the meeting, shall be mailed ten days before, or telegraphed or personally delivered so as to be received by each Director not later than two days before, the day appointed for the meeting. Notice of meetings need not indicate an agenda. Generally, a tentative agenda will be included, but the meeting shall not be confined to any agenda included with the notice.
     Meetings provided for in these Bylaws shall not be invalid for lack of notice if all persons entitled to notice consent to the meeting in writing or are present at the meeting and do not object to the notice given. Consent may be given either before or after the meeting.
     Upon providing notice, the Secretary or other officer sending notice shall sign and file in the Corporate Record Book a statement of the details of the notice given to each Director. If such statement should later not be found in the Corporate Record Book, due notice shall be presumed.

2.06 QUORUM
     The presence throughout any Directors' meeting, or adjournment thereof, of a majority of the authorized number of Directors shall be necessary to constitute a quorum to transact any business, except to adjourn. If a quorum is present, every act done or resolution passed by a majority of the Directors present and voting shall be the act of the Board of Directors.

2.07 ADJOURNMENT AND NOTICE OF ADJOURNED MEETINGS
     A quorum of the Directors may adjourn any Directors' meeting to meet again at a stated hour on a stated day. Notice of the time and place where an adjourned meeting will be held need not be given to absent Directors if the time and place is fixed at the adjourned meeting. In the absence of a quorum, a majority of the Directors present may adjourn to a set time and place if notice is duly given to the absent members, or until the time of the next regular meeting of the Board.

2.08 CONDUCT OF MEETINGS
     At every meeting of the Board of Directors, the Chairman of the Board, if there is such an officer, and if not, the President, or in the President's absence, a Vice President designated by the President, or in the absence of such designation, a Chairman chosen by a majority of the Directors present, shall preside. The Secretary of the Corporation shall act as Secretary of the Board of Directors' meetings. When the Secretary is absent from any meeting, the Chairman may appoint any person to act as Secretary of that meeting.

2.09 POWERS OF THE BOARD OF DIRECTORS
     The business and affairs of the Corporation and all corporate powers shall be exercised by or under authority of the Board of Directors, subject to limitations imposed by law, the Articles of Incorporation, any applicable Shareholders' agreement, and these Bylaws.
2.10 BOARD COMMITTEES-AUTHORITY TO APPOINT
     The Board of Directors may designate an executive committee and one or more other committees to conduct the business and affairs of the Corporation to the extent authorized. The Board shall have the power at any time to change the powers and membership of, fill vacancies in, and dissolve any committee. Members of any committee shall receive such compensation as the Board of Directors may from time to time provide. The designation of any committee and the delegation of authority thereto shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed by law.

2.11 TRANSACTIONS WITH INTERESTED DIRECTORS
     Any contract or other transaction between the Corporation and any of its Directors (or any corporation or firm in which any of its Directors are directly or indirectly interested) shall be valid for all purposes notwithstanding the presence of that Director at the meeting during which the contract or transaction was authorized, and notwithstanding the Directors' participation in that meeting. This section shall apply only if the contract or transaction is just and reasonable to the Corporation at the time it is authorized and ratified, the interest of each Director is known or disclosed to the Board of Directors, and the Board nevertheless authorizes or ratifies the contract or transaction by a majority of the disinterested Directors present. Each interested Director is to be counted in determining whether a quorum is present, but shall not vote and shall not be counted in calculating the majority necessary to carry the vote. This section shall not be construed to invalidate contracts or transactions that would be valid in its absence.

2.12 NUMBER OF DIRECTORS
     The number of Directors of this Corporation shall be not less than one or more than fifteen. No Director need be a resident of Nevada or a Shareholder. The number of Directors may be increased or decreased from time to time by amendment to these Bylaws. Any decrease in the number of Directors shall not have the effect of shortening the tenure which any incumbent Director would otherwise enjoy.

2.13 TERM OF OFFICE
     Directors shall be entitled to hold office until their successors are elected and qualified. Election for all Director positions, vacant or not vacant, shall occur at each annual meeting of the Shareholders and may be held at any special meeting of Shareholders called specifically for that purpose.

2.14 REMOVAL OF DIRECTORS
     The entire Board of Directors or any individual Director may be removed from office by a vote of Shareholders holding a majority of the outstanding shares entitled to vote at an election of Directors. However, if less than the entire Board is to be removed, no one of the Directors may be removed if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors. No director may be so removed except at an election of the class of Directors of which he is a part. If any or all Directors are so removed, new Directors may be elected at the same meeting. Whenever a class or series of shares is entitled to elect one or more Directors under authority granted by the Articles of Incorporation, the provisions of this Paragraph apply to the vote of that class or series and not to the vote of the outstanding shares as a whole.

2.15 VACANCIES
     Vacancies on the Board of Directors shall exist upon the occurrence of any of the following events: (a) the death, resignation, or removal of any Director; (b) an increase in the authorized number of Directors; or (c) the failure of the Shareholders to elect the full authorized number of Directors to be voted for at any annual, regular, or special Shareholders' meeting at which any Director is to be elected.
               2.15(a)   DECLARATION OF VACANCY
     A majority of the Board of Directors may declare vacant the office of a Director if the Director: (a) is adjudged incompetent by a court order; (b) is convicted of a crime involving moral turpitude; (c) or fails to accept the office of Director, in writing or by attending a meeting of the Board of Directors, within thirty (30) days of notice of election.
               2.15(b)   FILLING VACANCIES BY DIRECTORS
     Vacancies other than those caused by an increase in the number of Directors may be filled temporarily by majority vote of the remaining Directors, though less than a quorum, or by a sole remaining Director. Each Director so elected shall hold office until a qualified successor is elected at a Shareholders' meeting.
               2.15(c)   FILLING VACANCIES BY SHAREHOLDERS
     Any vacancy on the Board of Directors, including those caused by an increase in the number of Directors shall be filled by the Shareholders at the next annual meeting or at a special meeting called for that purpose. Upon the resignation of a Director tendered to take effect at a future time, the Board or the Shareholders may elect a successor to take office when the resignation becomes effective.

2.16 COMPENSATION
     Directors shall receive such compensation for their services as Directors as shall be determined from time to time by resolution of the Board. Any Director may serve the Corporation in any other capacity as an officer, agent, employee, or otherwise, and receive compensation therefor.

2.17 INDEMNIFICATION OF DIRECTORS AND OFFICERS
     The Board of Directors shall authorize the Corporation to pay or reimburse any present or former Director or officer of the Corporation any costs or expenses actually and necessarily incurred by that officer in any action, suit, or proceeding to which the officer is made a party by reason of holding that position, provided, however, that no officer shall receive such indemnification if finally adjudicated therein to be liable for negligence or misconduct in office. This indemnification shall extend to good-faith expenditures incurred in anticipation of threatened or proposed litigation. The Board of Directors may in proper cases, extend the indemnification to cover the good-faith settlement of any such action, suit, or proceeding, whether formally instituted or not.

2.18 INSURING DIRECTORS, OFFICERS, AND EMPLOYEES
     The Corporation may purchase and maintain insurance on behalf of any Director, officer, employee, or agent of the Corporation, or on behalf of any person serving at the request of the Corporation as a Director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against that person and incurred by that person in any such corporation, whether or not the Corporation has the power to indemnify that person against liability for any of those acts.




             ARTICLE THREE-SHAREHOLDERS' MEETINGS

3.01 ACTION WITHOUT MEETING
     Any action that may be taken at a meeting of the Shareholders under any provision of the Nevada Business Corporation Act may be taken without a meeting if authorized by a consent or waiver filed with the Secretary of the Corporation and signed by all persons who would be entitled to vote on that action at a Shareholders' meeting. Each such signed consent or waiver, or a true copy thereof, shall be placed in the Corporate Record Book.

3.02 TELEPHONE MEETINGS
     Subject to the notice provisions required by these Bylaws and by the Business Corporation Act, Shareholders may participate in and hold a meeting by means of conference call or similar communication by which all persons participating can hear each other. Participation in such a meeting shall constitute presence in person at such meeting, except participation for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

3.03 PLACE OF MEETINGS
     Shareholders' meetings shall be held at the business office of the Corporation, or at such other place within or without the State of Nevada as may be designated by the Board of Directors or the Shareholders.

3.04 NOTICE OF MEETINGS
     The President, the Secretary, or the officer or persons calling a Shareholders' Meeting. shall give notice, or cause it to be given, in writing to each Director and to each Shareholder entitled to vote at the meeting at least ten (10) but not more than sixty (60) days before the date of the meeting. Such notice shall state the place, day, and hour of the meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called. Such written notice may be given personally, by mail, or by other means. Such notice shall be addressed to each recipient at such address as appears on the Books of the Corporation or as the recipient has given to the Corporation for the purpose of notice. Meetings provided for in these Bylaws shall not be invalid for lack of notice if all persons entitled to notice consent to the meeting in writing or are present at the meeting in person or by proxy and do not object to the notice given, Consent may be given either before or after the meeting. Notice of the reconvening of an adjourned meeting is not necessary unless the meeting is adjourned more than thirty days past the date stated in the notice, in which case notice of the adjourned meeting shall be given as in the case of any special meeting. Notice may be waived by written waivers signed either before or after the meeting by all persons entitled to the notice.

3.05 VOTING LIST
     At least ten (10), but not more than sixty (60), days before each Shareholders' meeting, the officer or agent having charge of the Corporation's share transfer books shall make a complete list of the Shareholders entitled to vote at that meeting or any adjournment thereof, arranged in alphabetical order, with the address and the number of shares held by each. The list shall be kept on file at the Registered Office of the Corporation for at least ten (10) days prior to the meeting, and shall be subject to inspection by any Director, officer, or Shareholder at any time during usual business hours. The list shall also be produced and kept open at the time and place of the meeting and shall be subject, during the whole time of the meeting, to the inspection of any Shareholder. The original share transfer books shall be prima facie evidence as to the Shareholders entitled to examine such list or transfer books or to vote at any meeting of Shareholders. However, failure to prepare and to make the list available in the manner provided above shall not affect the validity of any action taken at the meeting.

3.06 VOTES PER SHARE
     Each outstanding share, regardless of class, shall be entitled to one (1) vote on each matter submitted to a vote at a meeting of Shareholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied pursuant to the Articles of Incorporation. A Shareholder may vote in person or by proxy executed in writing by the Shareholder, or by the Shareholder's duly authorized attorney-in-fact.

3.07 CUMULATIVE VOTING

     No shareholder shall have the right to cumulative voting.

3.08 PROXIES
     A Shareholder may vote either in person or by proxy executed in writing by the Shareholder or his or her duly authorized attorney in fact. Unless otherwise provided in the proxy or by law, each proxy shall be revocable and shall not be valid after eleven (11) months from the date of its execution,

3.09 QUORUM
               3.09(a)   QUORUM OF SHAREHOLDERS
    As to each item of business to be voted on, the presence (in person or by proxy) of the persons who are entitled to vote a majority of the outstanding voting shares on that matter shall constitute the quorum necessary for the consideration of the matter at a Shareholders' meeting. The vote of the holders of a majority of the shares entitled to vote on the matter and represented at a meeting at which a quorum is present shall be the act of the Shareholders' meeting.
               3.09(b)   ADJOURNMENT FOR LACK OR LOSS OF
               QUORUM
     No business may be transacted in the absence of a quorum, or upon the withdrawal of enough Shareholders to leave less than a quorum, other than to adjourn the meeting from time to time by the vote of a majority of the shares represented at the meeting.

3.10 VOTING BY VOICE OR BALLOT
     Elections for Directors need not be by ballot unless a Shareholder demands election by ballot before the voting begins.

3.11 CONDUCT OF MEETINGS
     Meetings of the Shareholders shall be chaired by the President, or, in the President's absence, a Vice President designated by the President, or, in the absence of such designation, any other person chosen by a majority of the Shareholders of the Corporation present in person or by proxy and entitled to vote. The Secretary of the Corporation, or, in the Secretary's absence, an Assistant Secretary, shall act as Secretary of all meetings of the Shareholders. In the absence of the Secretary or Assistant Secretary, the Chairman shall appoint another person to act as Secretary of the meeting.

3.12 ANNUAL MEETINGS
     The time, place, and date of the annual meeting of the Shareholders of the Corporation, for the purpose of electing Directors and for the transaction of any other business as may come before the meeting, shall be set from time to time by a majority vote of the Board of Directors. If the day fixed for the annual meeting shall be on a legal holiday in the State of Nevada, such meeting shall be held on the next succeeding business day. If the election of Directors is not held on the day thus designated for any annual meeting, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the Shareholders as soon thereafter as possible.

3.13 FAILURE TO HOLD ANNUAL MEETING
     If, within any 13-month period, an annual Shareholders' Meeting is not held, any Shareholder may apply to a court of competent jurisdiction in the county in which the principal office of the Corporation is located for a summary order that an annual meeting be held.

3.14 SPECIAL MEETINGS
     A special Shareholders' meeting may be called at any time by. (a) the President; (b) the Board of Directors; or (c) one or more Shareholders holding in the aggregate one-tenth or more of all the shares entitled to vote at the meeting. Such meeting may be called for any purpose. The party calling the meeting may do so only by written request sent by registered mail or delivered in person to the President or Secretary. The officer receiving the written request shall within ten (10) days from the date of its receipt cause notice of the meeting to be sent to all the Shareholders entitled to vote at such a meeting. If the officer does not give notice of the meeting within ten (10) days after the date of receipt of the written request, the person or persons calling the meeting may fix the time of the meeting and give the notice. The notice shall be sent pursuant to Section 3.04 of these Bylaws. The notice of a special Shareholders' meeting must state the purpose or purposes of the meeting and, absent consent of every Shareholder to the specific action taken, shall be limited to purposes plainly stated in the notice, notwithstanding other provisions herein.
          ARTICLE FOUR-OFFICERS

     4.01 TITLE AND APPOINTMENT
     The officers of the Corporation shall be a President and a Secretary, as required by law. The Corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more Vice Presidents, a Treasurer, one or more Assistant Secretaries, and one or more Assistant Treasurers. Any two or more offices, including President and Secretary, may be held by one person. All officers shall be elected by and hold office at the pleasure of the Board of Directors, which shall fix the compensation and tenure of all officers.
               4.01(a)   CHAIRMAN OF THE BOARD
     The Chairman, if there shall be such an officer, shall, if present, preside at the meetings of the Board of Directors and exercise and perform such other powers and duties as may from time to time be assigned to the Chairman by the Board of Directors or prescribed by these Bylaws.
               4.01(b)   PRESIDENT
     Subject to such supervisory powers, if any, as may be given to the Chairman, if there is one, by the Board of Directors, the President shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and officers of the Corporation. The President shall have the general powers and duties of management usually vested in the office of President of a corporation; shall have such other powers and duties as may be prescribed by the Board of Directors or the Bylaws; and shall be ex officio a member of all standing committees, including the executive committee, if any. In addition, the President shall preside at all meetings of the Shareholders and in the absence of the Chairman, or if there is no Chairman, at all meetings of the Board of Directors.
               4.01(c)   VICE PRESIDENT
     Any Vice President shall have such powers and perform such duties as from time to time may be prescribed by these Bylaws, by the Board of Directors, or by the President. In the absence or disability of the President, the senior or duly appointed Vice President, if any, shall perform all the duties of the President, pending action by the Board of Directors when so acting, such Vice President shall have all the powers of, and be subject to all the restrictions on, the President.
               4.01(d)   SECRETARY
     The Secretary shall:
          1)   See that all notices are duly given in
     accordance with the provisions of these Bylaws and as required by law. In case of the absence or disability of the Secretary. or the Secretary's refusal or neglect to act, notice may be given and served by an Assistant Secretary or by the Chairman, the President, any Vice President, or by the Board of Directors.
          2) Keep the minutes of corporate meetings, and the Corporate Record Book, as set out in Section 7.01 hereof.
          3) Maintain, in the Corporate Record Book, a record of all share certificates issued or canceled and all shares of the Corporation canceled or transferred.
          4) Be custodian of the Corporation's records and of any seal which the Corporation may from time to time adopt. when the Corporation exercises its right to use a seal, the Secretary shall see that the seal is embossed on all share certificates prior to their issuance and on all documents authorized to be executed under seal in accordance with the provisions of these Bylaws
          5) In general, perform all duties incident to the office of Secretary, and such other duties as from time to time may be required by Sections 7.01, 7.02, and 7.03 of these Bylaws, by these Bylaws generally, by the Board of Directors, or by the President.

     4.01(e)   TREASURER

               The Treasurer shall:
          1) Have charge and custody of, and be responsible for, all funds and securities of the Corporation, and deposit all funds in the name of the Corporation in those banks, trust companies, or other depositories that shall be selected by the Board of Directors.
          2) Receive, and give receipt for, monies due and payable to the Corporation.
          3) Disburse or cause to be disbursed the funds of the Corporation as may be directed by the Board of Directors, taking proper vouchers for those disbursements.
          4) If required by the Board of Directors or the President, give to the Corporation a bond to assure the faithful performance of the duties of the Treasurer's office and the restoration to the Corporation of all corporate books, papers, vouchers, money, and other property of whatever kind in the Treasurer's possession or control, in case of the Treasurer's death, resignation, retirement, or removal from office. Any such bond shall be in a sum satisfactory to the Board of Directors, with one or more sureties or a surety company satisfactory to the Board of Directors.
          5) In general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to the Treasurer by Sections 7.O4 and 7.05 of these Bylaws, by these Bylaws generally, by the Board of Directors, or by the President.

          4.01(f)   ASSISTANT SECRETARY AND ASSISTANT
TREASURER

               The Assistant Secretary or Assistant Treasurer shall have such powers and perform such duties as the Secretary or Treasurer, respectively, or as the Board of Directors or President may prescribe. In case of the absence of the Secretary or Treasurer, the senior Assistant Secretary or Assistant Treasurer, respectively, may perform all of the functions of the Secretary or Treasurer.

          4.02 REMOVAL AND RESIGNATION

     Any officer may be removed, either with or without cause, by vote of a majority of the Directors at any regular or special meeting of the Board, or, except in case of an officer chosen by the Board of Directors, by any committee or officer upon whom that power of removal may be conferred by the Board of Directors. Such removal shall be without prejudice to the contract rights, if any, of the person removed. Any officer may resign at any time by giving written notice to the Board of Directors, the President, or the Secretary of the Corporation. Any resignation shall take effect on the date of the receipt of that notice or at any later time specified therein, and, unless otherwise specified therein, the acceptance of that resignation shall not be necessary to make it effective.

          4.03 VACANCIES

     Upon the occasion of any vacancy occurring in any office of
the   Corporation, by reason of death, resignation, removal, or
otherwise, the Board of Directors may elect an acting successor to hold office for the unexpired term or until a permanent successor is elected.

          4.04 COMPENSATION

     The compensation of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving a salary by reason of the fact that the officer is also a Shareholder or a Director of the Corporation, or both.

          ARTICLE FIVE-AUTHORITY TO EXECUTE INSTRUMENTS

          5.01 NO AUTHORITY ABSENT SPECIFIC AUTHORIZATION

     These Bylaws provide certain authority for the execution of instruments. The Board of Directors, except as otherwise provided in these Bylaws, may additionally authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances. Unless expressly authorized by these Bylaws or the Board of Directors, no officer, agent, or employee shall have any power or authority to bind the Corporation by any contract or engagement nor to pledge its credit nor to render it pecuniarily liable for any purpose or in any amount.

          5.02 EXECUTION OF CERTAIN INSTRUMENTS

     Formal contracts of the Corporation, promissory notes, deeds, deeds of trust, mortgages, pledges, and other evidences of indebtedness of the Corporation, other corporate documents, and certificates of ownership of liquid assets held by the Corporation shall be signed or endorsed by the President or any Vice President and by the Secretary or the Treasurer, unless otherwise specifically determined by the Board of Directors or otherwise required by law.

           ARTICLE SIX-ISSUANCE AND TRANSFER OF SHARES

          6.01 CLASSES AND SERIES OF SHARES

     The Corporation may issue one or more classes or series of shares, or both. Any of these classes or series may have full, limited, or no voting rights, and may have such other preferences, rights, privileges, and restrictions as are stated or authorized in the Articles of Incorporation. All shares of any one class shall have the same voting, conversion, redemption, and other rights, preferences, privileges, and restrictions, unless the class is divided into series, If a class is divided into series, all the shares of any one series shall have the same voting, conversion, redemption, and other. rights, preferences, privileges, and restrictions. There shall always be a class or series of shares outstanding that has complete voting rights except as limited or restricted by voting rights conferred on some other class or series of outstanding shares.

          6.02 CERTIFICATES FOR FULLY PAID SHARES

     Neither shares nor certificates representing shares may be issued by the Corporation until the full amount of the consideration has been received when the consideration has been paid to the Corporation, the shares shall be deemed to have been issued and the certificate representing the shares shall be issued to the shareholder.

          6.03 CONSIDERATION FOR SHARES

     Shares may be issued for such consideration as may be fixed from time to time by the Board of Directors, but not less than the par value stated in the Articles of Incorporation. The consideration paid for the issuance of shares shall consist of money paid, labor done, or property actually received, and neither promissory notes nor the promise of future services shall constitute payment nor partial payment for shares of the Corporation.
          6.04 REPLACEMENT OF CERTIFICATES

     No replacement share certificate shall be issued until the former certificate for the shares represented thereby shall have been surrendered and canceled, except that replacements for lost or destroyed certificates may be issued, upon such terms, conditions, and guarantees as the Board may see fit to impose, including the filing of sufficient indemnity.

          6.05 SIGNING CERTIFICATES-FACSIMILE SIGNATURES

     All share certificates shall be signed by the officer(s) designated by the Board of Directors. The signatures of the foregoing officers may be facsimiles. If the officer who has signed or whose facsimile signature has been placed on the certificate has ceased to be such officer before the certificate issued, the certificate may be issued by the Corporation with the same effect as if he or she were such officer on the date of its issuance.

          6.06 TRANSFER AGENTS AND REGISTRARS

     The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars, at such times and places as the requirements of the Corporation may necessitate and the Board of Directors may designate. Each registrar appointed, if any, shall be an incorporated bank or trust company, either domestic or foreign.

          6.07 CONDITIONS OF TRANSFER

     The party in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof as regards the Corporation, provided that whenever any transfer of shares shall be made for collateral security, and not absolutely, and prior written notice thereof shall be given to the Secretary of the Corporation, or to its transfer agent, if any, such fact shall be stated in the entry of the transfer.

          6.08 REASONABLE DOUBTS AS TO RIGHT TO TRANSFER

     When a transfer of shares is requested and there is reasonable doubt as to the right of the person seeking the transfer, the Corporation or its transfer agent, before recording the transfer of the shares on its books or issuing any certificate therefor, may require from the person seeking the transfer reasonable proof of that person's right to the transfer. If there remains a reasonable doubt of the right to the transfer, the Corporation may refuse a transfer unless the person gives adequate security or a bond of indemnity executed by a corporate surety or by two individual sureties satisfactory to the Corporation as to form, amount, and responsibility of sureties. The bond shall be conditioned to protect the Corporation, its officers, transfer agents, and registrars, or any of them, against any loss, damage, expense, or other liability for the transfer or the issuance of a new certificate for shares.

       ARTICLE SEVEN-CORPORATE RECORDS AND ADMINISTRATION

          7.01 MINUTES OF CORPORATE MEETINGS

     The Corporation shall keep at the principal office, or such other place as the Board of Directors may order, a book recording the minutes of all meetings of its Shareholders and Directors, with the time and place of each meeting, whether such meeting was regular or special, a copy of the notice given of such meeting, or of the written waiver thereof, and, if it is a special meeting, how the meeting was authorized. The record book shall further show the number of shares present or represented at Shareholders' meetings, and the names of those present and the proceedings of all meetings.


          7.02 SHARE REGISTER

     The Corporation shall keep at the principal office, or at the office of the transfer agent, a share register showing the names of the Shareholders, their addresses, the number and class of shares issued to each, the number and date of issuance of each certificate issued for such shares, and the number and date of cancellation of every certificate surrendered for cancellation. The above information may be kept on an information storage device such as a computer, provided that the device is capable of reproducing the information in clearly legible form. If the Corporation is taxed under Internal Revenue Code Section 1244 or Subchapter S, the Officer issuing shares shall maintain the appropriate requirements regarding issuance.

          7.03 CORPORATE SEAL

     The Board of Directors may at any time adopt, prescribe the use of, or discontinue the use of, such corporate seal as it deems desirable, and the appropriate officers shall cause such seal to be affixed to such certificates and documents as the Board of Directors may direct.

          7.04 BOOKS OF ACCOUNT

     The Corporation shall maintain correct and adequate accounts of its properties and business transactions, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus, and shares. The corporate bookkeeping procedures shall conform to accepted accounting practices for the Corporation's business or businesses. subject to the foregoing, The chart of financial accounts shall be taken from, and designed to facilitate preparation of, current corporate tax returns. Any surplus, including earned surplus, paid-in surplus, and surplus arising from a reduction of stated capital, shall be classed by source and shown in a separate account. If the Corporation is taxed under Internal Revenue Code Section 1244 or Subchapter S, the officers and agents maintaining the books of account shall maintain the appropriate requirements.

          7.05 INSPECTION OF CORPORATE RECORDS

     A Director or Shareholder demanding to examine the Corporation's books or records may be required to first sign an affidavit that the demanding party will not directly or indirectly participate in reselling the information and will keep it confidential other than in use for proper purposes reasonably related to the Director's or Shareholder's role. A Director who insists on examining the records while refusing to sign this affidavit thereby resigns as a Director.

          7.06 FISCAL YEAR

     The fiscal year of the Corporation shall be as determined by the Board of Directors and approved by the Internal Revenue Service. The Treasurer shall forthwith arrange a consultation with the Corporation's tax advisers to determine whether the Corporation is to have a fiscal year other than the calendar year. If so, the Treasurer shall file an election with the Internal Revenue Service as early as possible, and all correspondence with the IRS, including the application for the Corporation's Employer Identification Number, shall reflect such non-calendar year election.


          7.07 WAIVER OF NOTICE

     Any notice required by law or by these Bylaws may be waived by execution of a written waiver of notice executed by the person entitled to the notice. The waiver may be signed before or after the meeting.

            ARTICLE EIGHT--ADOPTION OF INITIAL BYLAWS

     The foregoing bylaws were adopted by the Board of Directors on October 25, 2000.


/S/ Timothy K. Wong      President, Secretary, Treasurer and Director
    Timothy K. Wong      WISDOM HOLDINGS, INC.